                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                DELTA INTERNATIONAL MINING AND EXPLORATION, INC.
                 (Name of Small Business Issuer in its Charter)

                 NEVADA                              86-0930439
    (State or other jurisdiction of               (I.R.S. Employer
     incorporation or organization)              Identification No.)

                11649 E. CORTEZ DRIVE, SCOTTSDALE, ARIZONA 85259
                    (Address of principal executive offices)

                    Issuer's Telephone Number: 1-480-451-5456

           Securities to be registered under Section 12(b) of the Act:
                                      NONE

           Securities to be registered under Section 12(g) of the Act:
                          COMMON STOCK, $.001 PAR VALUE
                                (Title of class)

                           GLOSSARY OF TECHNICAL TERMS

Airborne geophysical survey - Measurements of the earth's physical variations over a pre-described area using either helicopter or fixed wing transport to carry the measuring device.

Alluvial - Pertaining to material eroded from its primary source, transported by natural earth processes and deposited in stream sediments.

Anticline - A folded rock sequence that is convex upward.

Diamond indicator mineral - A mineral that is formed under the same physical conditions as diamond, and is used to aid in the search for primary diamond deposits, e.g. pyrope garnet, chromite, chrome diopside, ilmenite.

Dredge - A floating apparatus used to recover valuable minerals from stream sediments.

Geochemical anomaly - A concentration of one or more elements in rock, soil, sediment or vegetation markedly different from the normal concentrations in the surroundings.

Geochemistry - The study of the relative and absolute abundance of elements in the earth.

Ground magnetic survey - Measurements of variations of the earth's magnetic characteristics using a ground-based magnetometer instrument over a pre-described area.

Kimberlite - A volcanic rock originating from the earth's mantle composed of olivine, phlogopite, diopside and minor accessory minerals, including occasional diamond.

Lamproite - A volcanic rock originating from the earth's mantle composed of olivine, diopside, phlogopite, richterite, leucite, sanidine, wadeite, and priderite, plus accessory minerals, including occasional diamond.

Landsat satellite image - Image of the earth's surface collected by NASA's Landsat satellite from earth's orbit.

Mantle - Intermediate zone of the earth, resting on the earth's core at a depth of about 2,900 km, and surrounded by the earth's crust.

Microdiamond - A single diamond grain not exceeding 0.5 millimeters along its longest axis.

Pipe - A tubular or cylindrical rock body usually vertical.

Reconnaissance exploration - Initial field investigation in the search for valuable minerals.

Soil grid - A systematic array of points or lines along which soil geochemical samples are collected.

Thrust fault - Fault in which the hanging wall appears to have moved upward relative to footwall, opposite of gravity, or normal fault. Also called a reverse fault.

                 SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION

        This registration statement includes forward-looking statements based on management's beliefs, assumptions and plans for the future, information currently available to management, and other statements that are not historical in nature. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, including among others: a general economic downturn, a downturn in the securities markets, regulations that affect trading in the securities of "penny stocks," and other risks and uncertainties.

        Our future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. We may be required to update these forward-looking statements after the effectiveness of this registration statement if such information becomes materially misleading. These statements reflect management's current view of our future events and are subject to certain risks, uncertainties and assumptions as discussed in "Risk Factors."

                             ----------------------

        As used in this registration statement, the terms "we," "us," "our" and "the Company" refer to Delta International Mining and Exploration, Inc., a corporation organized under Nevada law, and our wholly-owned subsidiaries, Global Gold Inc., Britt Minerals, Inc. and Global Gold Inc., S.A.

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

                                Corporate History

As used herein, the term "Company" refers to Delta International Mining and Exploration, Inc., a corporation incorporated under the laws of Nevada on February 25, 1998 under the name Behmen Group, Ltd. On May 18, 1999, the Company changed its name to Delta International Mining and Exploring, Inc. by filing of its Certificate of Amendment of Articles of Incorporation. On June 30, 1999, the Company changed its name to Delta International Mining and Exploration, Inc. by filing of its Certificate of Amendment of Articles of Incorporation. (The Company's Articles of Incorporation are filed herewith as Exhibit 3.1, and all amendments thereto are filed herewith as Exhibits 3.3(1) and 3.3(2)). The Company is engaged in the exploration of precious mineral resource properties through subsidiaries. Presently the Company is in the exploration stage and there is no assurance that a commercially viable mineral deposit and reserve exists in any of its properties until sufficient geological work is done and a comprehensive evaluation based upon such work concludes economic feasibility.

The Company has these subsidiaries: Global Gold Inc. ("Global"), Britt Minerals, Inc. ("Britt Minerals") and Global Gold Inc., S.A. ("Global S.A."). All Britt Minerals shares are held directly by the Company. Britt Minerals and the Company hold the shares of Global. With the exception of two shares, which represent
 .02% of the issued and outstanding shares, all of the shares of Global S.A. are held by Global. Global S.A. is in the business of exploring for diamonds and gold in Bolivia. Global has no activities except as the record shareholders of Global S.A. Britt Minerals is in the business of exploring for diamonds in Montana.

On February 25, 1998, the Company completed a private placement of 2,996,000 shares of its Common Stock, at a price of $0.001 per share, resulting in gross proceeds of $2,996. The proceeds were used for the incorporation and startup costs of the Company. On March 8, 1999, an aggregate of 2,450,000 shares of common stock were surrendered for cancellation pursuant to written agreements made the same date.

On April 19, 1999, the Company completed the purchase of all of the issued and outstanding shares of Global (a Bahamian corporation incorporated on November 8, 1996). (A copy of the Share Exchange Agreement between the Company and Global is filed herewith as Exhibit 10.1). The names of the shareholders of Global and the number of shares purchased from each are listed in the attached Exhibit 10-1. The consideration was the issuance of 3,976,250 shares of Common Stock of the Company to the shareholders of Global. With this transfer of the Company stock to Global shareholders, those shareholders acquired 87.9% of the Company's issued and outstanding stock, the net effect of which was Global's shareholders acquiring control over the Company. In light of this transfer of control, the transaction has been accounted for as a reverse acquisition, and the purchase method of accounting has been applied. Under this reverse acquisition accounting treatment, Global is considered to have acquired the Company with the results of any Company operations from the date of acquisition being consolidated with those of Global. Prior to April 19,

1999, the Company had no operations. The properties of Global S.A. are subject to a 2% gross overriding royalty in favor of Front Range Exploration Corp. ("Front Range") on all diamonds produced from the properties in Bolivia.

On April 22, 1999, the Company completed a private placement of 65,000 shares of its Common Stock at a price of $0.60 per share for proceeds to the Company of $39,000 and issued 62,000 shares at a deemed price of $0.60 per share for services with a deemed value of $37,200. On August 18, 1999, the Company completed a private placement of 15,000 shares of its Common Stock at a price of $1.00 per share for proceeds to the Company of $15,000. On September 30, 1999, the Company completed a private placement of 100,000 shares of its Common Stock at a price of $0.48 per share for proceeds to the Company of $48,000. On March 31, 2000, the Company completed a private placement of 100,000 shares of its common stock at a price of $0.48 per share for proceeds to the Company of $48,000. On June 30, 2000, the Company completed a private placement of 29,167 shares of its common stock at a price of $0.48 per share for proceeds to the Company of $14,000. On September 30, 2000, the Company completed a private placement of 20,833 shares of its common stock at a price of $0.48 per share for proceeds to the Company of $10,000. In all instances wherein the Board of Directors has sought to raise additional funding by sales of equity, it considered the amounts necessary and the decisions of investors to achieve a significant equity position in return for risk capital. It also considered the need to limit dilution of current shareholders. All participants in any round of funding purchased shares at the same price. Shares were sold at prices believed fair by the Board of Directors.

On October 15, 1999, the Company entered into an agreement with Peter C. Ellsworth and Garry J. Carlson for the purchase of all of the issued and outstanding shares of Britt Minerals, Inc. (a copy of this agreement is filed herewith as Exhibit 10.3). The purchase was completed on November 15, 1999. The consideration for the purchase was the issuance of 600,000 shares of Common Stock of the Company. The properties of Britt Minerals Inc. are subject to a 1.5% gross overriding royalty in favor of its original shareholders on all diamonds produced from the properties in Montana.

As of September 30, 2000, the Company had issued and outstanding 5,839,250 shares of common stock.

Colin Little, in consideration for professional services rendered to the Company relating to the identification of possible exploration properties in Bolivia, has been issued a total of 325,000 shares of Company stock. These shares were issued 300,000 on December 29, 1999, and an additional 25,000 shares on September 30, 2000. At the request of Mr. Little, the titleholder of 300,000 of these shares is Front Range Corporation (of which Mr. Little is the sole shareholder), while 25,000 are in the name of Mr. Little himself.

On August 24, 2001, the Company filed a Form 15 with the Securities and Exchange Commission. The effect of this filing, once declared effective by the Securities and Exchange Commission, was to terminate the obligation of the Company to file periodic reports and otherwise comply with the disclosure obligations of the Securities Exchange Act of 1934. A copy of the Form 15 is attached as Exhibit 99 hereto. Upon the effectiveness of this Form 10-SB, the Company will again be subject to the periodic reporting obligations of the Securities Exchange Act of 1934.

MINING OPERATIONS AND RISKS

The Company may conduct mining operations on its claims or leased properties, or enter into joint ventures with mining companies with greater resources, or sell the properties to other mining companies. Any mining to be done by the Company will require substantial investment, for which funds will be needed and obtained, possibly, by borrowing, or through public or private offering(s) of securities, either debt or equity.

The mining properties are exploration properties and do not have any proven mineral reserves. Should mineral reserves be discovered on the properties, it is anticipated that the minerals would be predominantly gold in the case of the Robert and Illimani Property and diamonds in the case of the Independencia and Montana properties. See Part I - Item 3. Description of Property.

Exploration for and the development of natural resources involve a high degree of risk. Few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration activities will result in any discoveries of commercial bodies of ore or diamonds. The long term profitability of the Company's operations will be in part directly related to the cost and success, if any, of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources, and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantifies to justify commercial operations or that the funds required for development can be obtained on a timely basis. The long-term profitability of the Company may depend on the Company's ability to profitably sell its exploration properties either during or subsequent to the exploration phase.

Exploration for natural resources involves many risks, which even a combination of experience, knowledge, and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incident to exploration, development, and production of resources, any of which could result in work stoppages, damage to persons or property, and possible environmental damage. The Company does not currently carry liability insurance and may be found liable for certain matters that may have a material adverse effect upon its financial condition. In the event the Company does obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable risks, or the Company might not elect to insure itself against such liabilities due to the high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

All phases of the Company's operations are subject to environmental regulation. Generally, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Exploration permits are required for drilling and any major surface disturbance. For mine development, it would be necessary to obtain a mining permit. Given the early stage of exploration, it is premature to discuss the specifics of the environmental permitting process, since the size, type, and existence of an economic diamond source or ore body has not been defined, and there is no assurance that an economic diamond source or ore body will be located on the properties of the Company.

The Company at the present time does not intend to obtain any title opinions and will instead rely on its own searches. There is therefore no guarantee that title to such concessions will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of diamonds and base and precious metals such as gold and silver. The price of those commodities has fluctuated particularly in recent years, and is affected by numerous factors beyond the Company's control including international, economic, and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of diamonds and base and precious metals, and therefore the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

There are many individuals and companies that are engaged in the mineral exploration business, some of which are very large, established mining companies with substantial capabilities and long earning records. The Company may be at a competitive disadvantage in acquiring mineral exploration properties or in purchasing, leasing, or obtaining mining equipment since it must compete with these individuals and companies, most of which have greater financial resources and larger technical staffs than the Company. There can be no assurance that the Company will be successful in prospecting for or acquiring additional exploration properties or arranging for their exploration.

Water is essential in all phases of the exploration and development of mineral properties and the milling of any ore obtained as a result. Water is available in sufficient quantities on the properties of the Company and management does not expect that water supply will present any significant difficulties.

MINERAL INDUSTRY OF BOLIVIA

In 1985, in an effort to establish a free market economy, Bolivia implemented political, judicial and economic structural reforms. Bolivia has based its policies on sustainable development through economic stability. Socialist policies of the past proved to be unworkable on an economic and social level, so in recent years, mines and concessions were auctioned. Some of the main features of the economic climate of Bolivia are as follows: one exchange rate, attractive labor rates, no restriction nor taxes on capital entering or leaving the country, profit remittance unrestricted with tax on dividends only 13%, no restriction on imports, no discrimination against foreign ownership with 100% ownership permitted, and no expropriation unless it is of national interest and not without fair compensation. In addition, the 1999 inflation rate of 3.13% was one of the lowest in South America.

In 1997, Bolivia adopted a new mining code. Concessions are measured in quadrants 500 meters square (25 hectares or 60 acres) and are positioned on government maps according to the Global Positioning System (GPS). Under the new system there is very little potential for disputes over property boundaries or priority of application. Concessions can be maintained indefinitely by paying an annual tax that amounts to US$0.40 per acre.

EMPLOYEES

As of the date of this registration statement, the Company employs two people on a full time basis. These people are Gary L. Boyd and Robert E. Mathews, the executive officers of the Company. The Company does not intend to hire any additional full-time employees over the next 12 months and intends to hire technical staff to carry out its projects on a temporary basis as such staff are required.

The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth and, when appropriate, retire debt. The Directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Company's shares of Common Stock are entitled to an equal share in any dividends declared and paid.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Since inception, the Company's capital resources have been limited. As of September 30, 2000, the Company held current liabilities of $344,131 and current assets of $5,367. For the quarters ended since September 30, 2000, current liabilities and current assets (unaudited) were as follows:

--------------------------------------------------------------------------------
                            CURRENT LIABILITIES         CURRENT ASSETS
  QUARTER ENDED                 (UNAUDITED)              (UNAUDITED)
--------------------------------------------------------------------------------
December 31, 2000                 $683,776                  $3,545
--------------------------------------------------------------------------------
March 31, 2001                    $772,964                  $1,484
--------------------------------------------------------------------------------
June 30, 2001                     $858,710                  $1,145
--------------------------------------------------------------------------------

The Company will have to raise additional funding for its operations over the next twelve months. The Company has no current operations from which revenue will be generated in the near future. The Company has had to rely upon the sale of equity securities and shareholders' loans for cash required to fund the administration and operations of the Company. For the period from its inception to September 30, 2000, the Company had a deficit of $2,835,775. From the inception of Global on November 8, 1996 to September 30, 1999, the Company, on a consolidated basis with Global, has expended $643,798 on wages and salaries, $93,961 on professional fees, $606,943 on exploration expenses and $60,344 on administrative expenses. These expenses have continued to accumulate as follows:

-----------------------------------------------------------------------------------------------------
                                     WAGES &      PROFESSIONAL      EXPLORATION       ADMINISTRATIVE
                                    SALARIES         FEES            EXPENSES            EXPENSES
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Nov. 8, '96 to Sept. 30, '00        $1,171,610     $370,387          $625,948            $134,950
-----------------------------------------------------------------------------------------------------
Nov. 8, '96 to Dec. 31, '00         $1,255,210     $374,382          $625,948            $148,709
-----------------------------------------------------------------------------------------------------
Nov. 8, '96 to Mar. 31, '01         $1,322,610     $398,127          $626,348            $159,653
-----------------------------------------------------------------------------------------------------
Nov. 8, '96 to June 30, '01         $1,374,010     $410,939          $627,348            $160,971
-----------------------------------------------------------------------------------------------------

Effective April 19, 1999, the Company completed the acquisition of all of the outstanding shares of common stock of Global in exchange for the issuance of 3,976,250 shares of Common Stock of the Company. As the Global shareholders obtained effective control of the Company through the exchange of their shares of Global for shares of the Company, the acquisition has been accounted for as a reverse acquisition. Consequently, the consolidated statements of operations and changes in shareholders' equity (deficit) and cash flows reflect the results from operations and changes in financial position of Global, the legal subsidiary, for the year ended September 30, 2000 combined with those of the Company, the legal parent, from the date of acquisition on April 19, 1999, in accordance with generally accepted accounting principles for reverse acquisitions. In addition, the comparative figures are those of Global, the legal subsidiary.

On November 15, 1999, the Company completed the purchase of all of the issued and outstanding shares of Britt Minerals, Inc. in consideration of the issuance of 600,000 shares of Common Stock of the Company. The operations of Britt Minerals, Inc., which consist mainly of staking and acquisition costs do not appear in the September 30, 1999 financial statements since the acquisition of the shares of Britt Minerals, Inc. occurred after that fiscal year end. The operations of Britt Minerals, Inc. appear in the consolidated financial statements for the year ending September 30, 2000 and all subsequent quarters.

The Company's fiscal year end is September 30. The following is a summary of certain selected financial information for the fiscal year ended September 30, 2000 (audited) as well as the quarters ended December 31, 2000, March 31, 2001 and June 30, 2001 (with comparison to prior comparable periods). Reference should be made to the financial statements attached to this registration statement to put the following summary in context. All dollar figures referred to in this section relating to the Company are listed in US dollars unless otherwise noted.

                                             Fiscal Year Ended         Fiscal Year Ended
                                             September 30, 2000        September 30, 1999
                                                 (audited)                 (audited)
    Revenues                                  $           --             $          --
    (Loss) from operations                    $   (1,324,973)            $    (320,122)
    (Loss) per common share                   $         (.25)            $        (.01)
    Working capital (deficiency)              $     (338,764)            $    (140,798)
    Total assets                              $      202,942             $     379,049
    Long-term obligations                     $      586,325             $          --


                                             Three Months Ended         Three Months Ended
                                              December 31, 2000         December 31, 1999
                                                 (unaudited)               (unaudited)
    Revenues                                   $           --             $          --
    (Loss) from operations                     $     (101,356)            $    (777,318)
    (Loss) per common share                    $         (.02)            $        (.16)
    Working capital (deficiency)               $     (680,231)            $    (114,639)
    Total assets                               $      201,120             $     217,747
    Long-term obligations                      $      371,925             $     331,000

                                              Six Months Ended           Six Months Ended
                                               March 31, 2001             March 31, 2000
                                                (unaudited)               (unaudited)
    Revenues                                  $          --             $          --
    (Loss) from operations                    $    (203,845)            $    (966,632)
    (Loss) per common share                   $        (.04)            $        (.19)
    Working capital (deficiency)              $    (771,480)            $    (163,717)
    Total assets                              $     199,059             $     215,995
    Long-term obligations                     $     407,325             $     412,000


                                             Nine Months Ended         Nine Months Ended
                                               June 30, 2001             June 30, 2000
                                                (unaudited)               (unaudited)
    Revenues                                  $          --             $          --
    (Loss) from operations                    $    (270,374)            $  (1,122,267)
    (Loss) per common share                   $        (.06)            $        (.21)
    Working capital (deficiency)              $    (857,565)            $    (237,696)
    Total assets                              $     198,754             $     204,153
    Long-term obligations                     $     414,725             $     493,000

The Company has received loans from certain of its shareholders in the principal sum of $586,325 as of September 30, 2000. Additionally, as of September 30, 2000, Charles Wells, a shareholder, has advanced $230,612 to the Company for operating expenses. By an agreement, Mr. Wells has the option to convert this advance into common stock at the price of $0.50 per share, which approximated market value at the date the advance was made based on sales of common shares for cash at that time. This advance is recorded as a current liability in the balance sheet as of September 30, 2000 as it is payable on demand. Since September 30, 2000, additional loans have been received from shareholders, with the total principal increasing as follows:

          ---------------------------------------------------
          QUARTER ENDED                       TOTAL PRINCIPAL
          ---------------------------------------------------
          December 31, 2000                     $  621,925
          ---------------------------------------------------
          March 31, 2001                        $  657,325
          ---------------------------------------------------
          June 30, 2001                         $  664,725
          ---------------------------------------------------

The amount due to shareholders is unsecured with interest payable at the rate of 12% per annum for the initial six months of the term of the loan and thereafter at the rate of 10% per annum. As of September 30, 2000, accrued interest on these loans was $91,291. Accrued interest on these notes was $117,006 as of December 31, 2000, $141,167 as of March 31, 2001 and $168,124 as of June 30,
2001. No interest has been paid on these notes. The amount due to shareholders is convertible into shares of the Company at the current market price at the date of conversion. The

Company plans to either repay the loans upon securing a public financing after this registration statement becoming effective or to have the shareholders convert their loans.

RESULTS OF OPERATIONS

During the fiscal year ended September 30, 1999, the Company completed the acquisition of all of the issued and outstanding shares of Global. As a result of this acquisition, the Company's financial statements have been consolidated with those of Global. At the time of the acquisition, Global was an exploration company with operations in Bolivia. From November, 1996 to April 19, 1999, Global's subsidiary, Global S.A. had conducted a gold dredging exploration on the Madre de Dios River near Sena, Bolivia. At the time of the acquisition, Global had a net operating loss of $732,064. The loss was attributable to the cost of acquiring machinery and equipment including the gold dredges ($420,000), exploration expenses ($179,385) and administration expenses ($40,286).

From June of 1998 to September 30, 1999, the Company advanced $143,750 to Britt Minerals, Inc. in order to fund the operations of Britt Minerals, Inc. This amount was consolidated on the financial statements of the Company when it acquired the shares of Britt Minerals, Inc. on November 15, 1999 and is not required to be repaid.

The shareholders of Britt Minerals, Inc., at the time of the acquisition by the Company, were Peter Ellsworth and Garry J. Carlson. At the time the Company initially agreed to acquire the shares of Britt Minerals, Inc., Mr. Ellsworth was not a director of the Company. At the request of the Company, Mr. Ellsworth became a director prior to the completion of formal documentation for the acquisition in October of 1999. Therefore, at the time of the acquisition, Mr. Ellsworth was a director of the Company and not dealing at arm's length. Mr. Carlson was dealing at arm's length with the Company at the time of the acquisition. The funds advanced to Britt Minerals, Inc. by the Company were used to finance geological exploration ($41,221), to finance contract services with Peter Ellsworth and Garry J. Carlson ($28,801), for field expenses and supplies ($13,305), and for claim fees ($53,482). The balance of $6,941 was used for miscellaneous amounts including travel and promotion, memberships and publications.

The Company through Global S.A. owns two exploration dredges, along with related equipment including four boats/motors, two welders and welding equipment, tools, suction pipe, radio system, spare parts and miscellaneous equipment. The cost of the exploration dredges and related equipment was approximately $294,000, which was paid for by the issuance of 2,940,000 shares of Global at a deemed price of $0.10 per share. The share issuance was made to Gary L. Boyd and Robert Mathews, executive officers of the Company who were at the time of the issuance not dealing at arm's length with the Company.

Due to the lack of any revenues, the Company had incurred cumulative losses of $(2,835,775) as of September 30, 2000. For the three quarters that followed, cumulative losses have been incurred as follows:

           ---------------------------------------------------
           QUARTER ENDED                             AMOUNT
           ---------------------------------------------------
           December 31, 2000                     $ (2,962,842)
           ---------------------------------------------------
           March 31, 2001                        $ (3,089,491)
           ---------------------------------------------------
           June 30, 2001                         $ (3,182,942)
           ---------------------------------------------------

Consequently, there has been substantial doubt about the Company's ability to continue as a going concern. This doubt was noted in the report of the independent auditors on the Company's financial statements for the fiscal year ended September 30, 1999, which audit was performed by Berthin Amengual & Asociados (La Paz, Bolivia). This doubt continues, and is noted by the Company's current independent auditors, Carpenter, Mountjoy and Bressler, PSC (Louisville, Kentucky) for the fiscal year ended September 30, 2000. The Company requires additional financing to continue operations and to undertake the exploration programs described below. If it is unable to obtain such financing it may be unable to continue operations or engage in the exploration programs.

At September 30, 2000, the Company had a working capital deficiency of $(338,764). For the three quarters that followed, the Company's working capital deficiency was:

           ---------------------------------------------------
           QUARTER ENDED                             AMOUNT
           ---------------------------------------------------
           December 31, 2000                       $ (680,231)
           ---------------------------------------------------
           March 31, 2001                          $ (771,480)
           ---------------------------------------------------
           June 30, 2001                           $ (857,565)
           ---------------------------------------------------

In October 1999, the Company borrowed the sum of $75,000 from a shareholder, Charles Wells. This money was used for operating expenses and is convertible into Common Stock at a price of $0.50 per share. Additionally, the Company borrowed $125,000 from Mr. Wells in March 2000. This money was also used for operating expenses and is convertible into Common Stock at a price of $0.50 per share. Since it is not known at present whether Mr. Wells intends to convert these loans, the amounts have been classified as current liabilities and included in the September 30, 2000 working capital deficiency.


ITEM 3.  DESCRIPTION OF PROPERTIES

MINERAL PROPERTIES OF GLOBAL S.A.

Since November 16, 1996, Global's subsidiary, Global S.A., has conducted gold exploration on its gold operation on the Madre de Dios River ("River") near Sena, Bolivia. The River is a substantial tributary in the Amazon River drainage basin. In this operation two dredges have been used for exploration. Global S.A. does not have any property interest in the River but it has obtained a permit from the Bolivian government for its dredging operations.

ILLIMANI PROPERTY

Global S.A. owns a 100% interest in the Charles concessions (the "Illimani Property") located approximately 65 kilometres by gravel road east of La Paz, Bolivia. The concessions are located in the high alpine at an elevation of 4,000 metres.

HISTORY AND PREVIOUS WORK

The Illimani area has a history of mining. Mining activity in the region of Illimani predates the Spanish Conquistadors. Artesian mining for alluvial gold has been practiced on streambeds for centuries. Two kilometres to the east of the property is the Balsa Negra gold tungsten mine, circa 1920. Another three kilometres further east along the Main Andean Thrust Fault is the Olla de Oro Gold Mine, circa 1900. Four kilometres south across the Khanuma valley are a number of gold and tin mines. The Illimani Property has had previous geological reconnaisance performed on it. Global S.A. started a systematic exploration program of geological traverses, mapping and soil grids in November 1997.

PROPOSED WORK PROGRAM

The Company plans to build a tent camp on the property and use local labor to trench the northern anticline. Limited hand trenching should determine if the location would warrant the expensive road construction for further mechanized trenching and drilling. Geological traverses will be made over the features on the property believed to be causing the geochemical anomalies. The results of the trenching program will determine whether a drill program is warranted. The cost of the trenching program is estimated to be $10,000, and the cost of the traverse is estimated to be $1,000. The work program will commence in the summer of 2002.

INDEPENDENCIA CONCESSIONS

The Company owns a 100% interest in the Independencia Concessions encompassing an area of 3,275 hectares or 7,860 acres located approximately 100 kilometres directly south east of La Paz in the department of Cochabamaba. The Independencia Concessions consist of the Independencia II, V, VI, and VII concessions. Global S.A. plans a work program consisting of ground magnetics, detailed geologic mapping and rock sampling during the winter of 2002, at a cost of $35,000 to test the concessions for kimberlite.

ROBERT PROPERTY

The Company owns a 100% interest in the Robert Property. The Robert Property is located 80 kilometres by paved highway south of La Paz, Bolivia. The property is 1550 hectares, consisting of approximately 80% rocky outcrop or shallow soils.

ROYALTY AGREEMENT

In consideration for the location of the above mineral properties in Bolivia, Global S.A. has entered into an agreement in writing dated April 19, 1999 with Front Range Exploration Corp. of the Turks and Caicos Islands for the grant of a gross overriding royalty of 2% of the value of all diamonds produced from the properties of Global S.A. located by Front Range Exploration Corp. In addition the Company has issued 300,000 shares of Common Stock to Front Range Exploration Corp.

BRITT MINERALS, INC.

Pursuant to an agreement in writing dated October 15, 1999, Global has acquired all of the shares of Britt Minerals, Inc. Britt Minerals, Inc. is the registered owner of diamond exploration properties in Montana.

The consideration for the transfer was the issuance of 600,000 shares of Common Stock of the Company. Further, the sellers shall receive a gross overriding royalty of 1.5% of the value of all diamonds produced from the properties.

DIAMOND EXPLORATION

Primary diamond deposits are mined from either kimberlite or lamproite rock, which originate deep beneath the earth's crust. Diamonds exist more than 100 km depth, within the earth's mantle, and are transported to the earth's surface by extremely rapid volcanic eruptions, which form rare kimberlite and lamproite pipes. Diamond exploration focuses on the search for these pipes, which are subsequently tested for the presence of diamonds and diamond indicator minerals. Discovering kimberlites and lamproites is the first step to finding valuable diamond deposits.

Kimberlites host the most common type of commercial hardrock diamond deposits. Approximately 12% of all known kimberlites contain diamonds, while 2% contain economic quantities. Lamproites, on the other hand are extremely rare: of the 25 known lamproites in the world, about 25% contain diamonds. The most famous lamproite is the Argyle pipe in western Australia, which produces 30% of the world's diamonds, more per ton than any other diamond deposit. The Argyle pipe also yields rare pinks, valued at $1 million per carat brilliant cut.

Diamond ore deposits can be extremely valuable. For instance, the Jwaneng kimberlite diamond deposit in Botswana contains a gross value of $74 billion, and the Lac de Gras deposits in Northwest Territories, Canada have a gross mineable resource worth over $15 billion.

MONTANA DIAMOND EXPLORATION PROPERTIES

Britt Minerals, Inc. controls 17 mineral properties across six areas in Montana. These areas are Bearmouth, Highwood Mountains, Sweetgrass Hills, Missouri River Breaks, Grassrange and Porcupine Dome.

The table below lists all properties owned by Britt Minerals, Inc.:

PROPERTY                         STATUS                                    ACRES
Bearmouth Lamproite              36 unpatented lode claims                   659
Rattler Gulch                    1 state lease                               160
Homestead Kimberlite             Gjerde lease                                 80
                                 Newberg lease                                40
Yellow Water Butte               1 BLM prospector's lease                    156
Three Buttes                     Lewis lease                                 240
                                 1 BLM prospector's lease                     80
Teigen Butte                     1 state lease                               160
Gjerde Ranch                     1 private lease                            7325
Gold Butte                       4 unpatented lode claims                     72
McMurtry Creek                   6 unpatented lode claims                    124
Laird Creek                      1 state lease                               480
Williams                         38 unpatented lode claims                   569
Mud Creek                        15 unpatented lode claims                   302
Lieurance Diatreme               7 unpatented lode claims                    143
Black Butte                      5 unpatented lode claims                     63
Lone Tree                        18 unpatented lode claims                   372
Zortman                          2 unpatented lode claims                     41
Saskatchewan Butte               8 unpatented lode claims                    144

TOTAL                            17 properties                            11,210

WORK PROGRAMS THROUGH SEPTEMBER 30, 2000

Diamond exploration work began in 1998 with literature research and follow-up field investigations. The most attractive exploration targets were outlined, and mineral properties were acquired where available during 1999. The Company initiated its second phase of exploration during 2000, and focused on evaluation of its most promising properties located in the Grassrange area. The Company tested the Homestead Kimberlite and Three Buttes Kimberlite for diamond indicator minerals and microdiamonds. Results produced favorable indicator minerals, and one microdiamond from the Homestead Kimberlite property, the first in-situ diamond ever found in Montana.

Since kimberlites are known to occur in clusters, the Company plans to search for additional kimberlite pipes using airborne geophysics, satellite imagery, aerial photographs, stream sediment geochemistry and field reconnaissance.

BEARMOUTH LAMPROITE PROJECT. Trenching and microdiamond sampling is planned on the main zone to test the outcropping lamproite material. Ground magnetic surveying, combined with detailed geologic mapping will explore the remainder of the property for additional lamproite material. The work is expected to cost $10,000 and will be completed during the summer of 2002.

RATTLER GULCH PROPERTY. Ground magnetic surveying will be used to outline drill targets. Several small diameter, shallow drillholes will test the concealed material. The cost is estimated at $15,000 and work will be completed during the fall of 2002.

YELLOW WATER BUTTE PROPERTY. Detailed mapping, ground magnetic surveying and diamond indicator mineral sampling are planned to outline microdiamond sample sites. The work will cost $12,500 and it will be completed during the summer of 2002.

THREE BUTTES PROPERTY. Outcrop sampling produced an array of diamond indicator minerals and no microdiamonds. Follow-up trenching, ground magnetic surveying and additional microdiamond analysis are planned for the fall of 2002, and will cost $10,000.

TEIGEN BUTTE PROPERTY. Detailed mapping and ground magnetic surveying is planned to determine if drilling is warranted. The cost will be $3,000, and the work will be performed during the Spring of 2002.

MCMURTRY CREEK PROPERTY. Ground magnetic surveying and geological mapping will be used to locate microdiamond sample sites. The work will cost $3,000, and will be performed during the summer of 2002.

LAIRD CREEK PROPERTY. Diamond indicator mineral sampling will determine if any additional work is warranted. The work will be completed during the spring of 2002, and is estimated to cost $2,000.

GOLD BUTTE CLAIMS. Diamond indicator mineral samples will be collected to determine if microdiamond sampling is warranted. The cost of the work is estimated at $2,000, and is planned for the summer of 2002.

HOMESTEAD KIMBERLITE PROPERTY. The Company remains encouraged after the discovery of one microdiamond and numerous G10 pyropes. The property has been geologically mapped in detail and trenched. Additional sampling and ground geophysics are planned for the summer of 2002, and will cost up to $30,000.

GJERDE RANCH PROPERTY. One target located on the Gjerde Ranch property was tested for diamond indicator minerals. Results show a low count of indicator minerals. Ground magnetic surveys and diamond indicator mineral sample testing are planned over two remaining targets, and reconnaissance exploration will cover the remaining ranch property. The cost will be $20,000, and will be initiated in the spring of 2002.

WILLIAMS, MUD CREEK, LIEURANCE DIATREME, BLACK BUTTE, LONE TREE, ZORTMAN AND SASKATCHEWAN BUTTE PROPERTIES (MISSOURI RIVER BREAKS AREA). Ground magnetic surveys over each of the properties will be used to select diamond indicator mineral sample sites. Work is expected to begin in the fall of 2002, and will cost $10,000.

WORK PROGRAMS OCTOBER 1, 2000 THROUGH DECEMBER 31, 2000

No additional properties were acquired, and none were terminated. The following work was conducted during the period:

HOMESTEAD KIMBERLITE. A detailed topographic map of the kimberlite was surveyed, and ground magnetic data were collected.

THREE BUTTES PROPERTY. Ground magnetic data were collected from the Three Buttes property.

REGIONAL EXPLORATION. New targets were identified in the Grassrange area, and test work is planned for the summer of 2002.

WORK PROGRAMS JANUARY 1, 2001 THROUGH MARCH 31, 2001

No additional properties were acquired during the period, and none were terminated. Winter weather precluded any field work.

WORK PROGRAMS APRIL 1, 2001 THROUGH JUNE 30, 2001

No additional properties were acquired during the period, and none were terminated. No field work was undertaken during the period. Evaluation of new data was performed to plan the summer's field program.

ROYALTY AGREEMENTS

In addition to the royalty obligations otherwise described herein, the Company is subject to various other production royalty and exploration license agreements, which can be summarized as follows:

-------------------------------------------------------------------------------------------------------------
      PROPERTY                   LESSOR & ASSIGNEE                   DATE        ACRES           ROYALTY
-------------------------------------------------------------------------------------------------------------
Gjerde Ranch                 A. Russell & Betty Gjerde             12/07/99       7325                     2%
-------------------------------------------------------------------------------------------------------------
Homestead Kimberlite         A. Russell & Betty Gjerde             12/07/99         80                     1%
-------------------------------------------------------------------------------------------------------------
Homestead Kimberlite         Noel Newberg                          02/15/00         40                     1%
-------------------------------------------------------------------------------------------------------------
Three Buttes                 William & David Lewis                 10/07/99        240                      0
-------------------------------------------------------------------------------------------------------------
Teigen Butte                 State of Montana                      08/31/99        160                     5%
-------------------------------------------------------------------------------------------------------------
Rattler Gulch                State of Montana                      05/13/99        160                     5%
-------------------------------------------------------------------------------------------------------------
Laird Creek                  State of Montana                      01/21/99        480                     5%
-------------------------------------------------------------------------------------------------------------
Yellow Water Butte           US Dept. of the Interior-BLM          10/01/99        160       to be determined
-------------------------------------------------------------------------------------------------------------
Three Buttes                 US Dept. of the Interior-BLM          10/01/99         80       to be determined
-------------------------------------------------------------------------------------------------------------

Copies of these documents are attached as Exhibits 10.3 through 10.11.

Also, certain of the Company's properties are subject to underlying royalties noted on the titles to the properties, summarized as follows and detailed in
Exhibit 10.12.

---------------------------------------------------------------------------------------------------
  PROPERTY                   ASSIGNEE                   DATE       ACRES            ROYALTY
---------------------------------------------------------------------------------------------------
Gjerde Ranch          various                            ?          2520            2.5%, 6.25%
---------------------------------------------------------------------------------------------------
Three Buttes          Washington Insurance Co.          1942           ?                     5%
---------------------------------------------------------------------------------------------------
Three Buttes          Delbert & Hattie Buckler           ?             ?       1/2 of all remaining
---------------------------------------------------------------------------------------------------

In addition, royalties of .75% on the value of all diamonds produced from the Britt Minerals properties will be paid to Messrs. Carlson and Ellsworth (see Certain Relationships and Related Transactions, p. 26).

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table shows each "beneficial owner" of more than 5% of our Common Stock as of September 30, 2000. "Beneficial ownership" include shares over which a person has sole or shared voting or investment power, as well as all shares underlying options that are exercisable within sixty days. On September 30, 2000, the Company had issued and outstanding 5,839,250 shares of common stock. When we calculate the percentage ownership of any person who holds options, the number of shares into which those options may be converted are added to the number of issued and outstanding shares (these shares are not counted, however, when calculating the percentage ownership of any other person). Counting each share only once, and assuming the conversion of all options used in calculating individual percentages, the aggregate number of shares of Common Stock beneficially owned by the persons named in this table is 5,080,000 shares, or 80.45% of all outstanding shares.

-----------------------------------------------------------------------------------------------------------------------------------
                                        AMOUNT AND NATURE OF "BENEFICIAL OWNERSHIP"
-----------------------------------------------------------------------------------------------------------------------------------
  NAME AND ADDRESS                    SOLE VOTING AND         SHARED VOTING AND      OPTIONS         TOTAL SOLE AND        PERCENT
                                      INVESTMENT POWER         INVESTMENT POWER        (2)          SHARED VOTING AND      OF CLASS
                                                                                                    INVESTMENT POWER
                                                                                                   (INCLUDING OPTIONS)
-----------------------------------------------------------------------------------------------------------------------------------
Gary L. Boyd
11649 E. Cortez Drive
Scottsdale, AZ  85259                      697,500                         0          200,000              897,500          14.86%
-----------------------------------------------------------------------------------------------------------------------------------

Robert E. Mathews
242 Kings Road
Lewisburg, KY  42256                             0                 1,395,000(3)       275,000            1,670,000          27.31%
-----------------------------------------------------------------------------------------------------------------------------------

W.C. McCaslin
30501 Green Valley Road
Gravois Mills, MO   65037                  697,500                         0                0              697,500          11.95%
-----------------------------------------------------------------------------------------------------------------------------------

Charles Wells(1)
2445 Happy Hollow Road
Hopkinsville, KY  42240                    825,000                         0                0              825,000          14.13%
-----------------------------------------------------------------------------------------------------------------------------------

Jack Wells
991 West 1st Street
Owensboro, KY   42301                       65,000                 1,395,000(3)             0            1,460,000          25.00%
-----------------------------------------------------------------------------------------------------------------------------------

Peter C. Ellsworth
265 Benton Avenue
Missoula, MT  59801                        300,000                         0                0              300,000           5.14%
-----------------------------------------------------------------------------------------------------------------------------------

Garry J. Carlson
921 W. Spruce
Missoula, MT 59802                         300,000                         0                0              300,000           5.14%
-----------------------------------------------------------------------------------------------------------------------------------

Front Range Exploration
P.O. Box 260
Butterfield Square
Providenciales
Turks & Caicos Islands
British West Indies                        300,000                         0                0              300,000           5.14%
-----------------------------------------------------------------------------------------------------------------------------------

Colin Little
Casilla 6312
Calle Ricardi Mujia 754
La Paz, Bolivia                            325,000(4)                      0                0              325,000           5.51%
-----------------------------------------------------------------------------------------------------------------------------------

(1) Certain shareholders have extended loans to the Company which may be converted to stock. These conversion rights are not included in this table as the intentions of the note holders as to conversion are not currently known to the Company. Of the persons named in this table, Charles Wells has the right to convert loans made to the Company in the aggregate sum of $230,612 into Common Stock of the Company at a price of $0.50 per share.

(2) All options are fully vested and are exercisable in accordance with their terms. The options do not provide for an expiration date. The Company has outstanding 481,000 options on its Common Stock. The Company has not adopted a written stock option plan.

(3)     These 1,395,000 shares are held jointly by Robert Mathews and Jack
        Wells.

(4) Of these shares, 300,000 are held by Front Range Corporation, of which Colin Little is the sole shareholder.

This table shows the beneficial ownership of our directors and executive officers as of September 30, 2000. The manner in which the percentage ownership has been calculated is the same as that used above with respect to our 5% beneficial owners. Counting each share only once, and assuming the conversion of all options used in calculating individual percentages, the aggregate number of shares of Common Stock beneficially owned by the persons named in this table is 2,867,500 shares, or 45.41% of the outstanding shares of that class.

                                                       AMOUNT AND NATURE OF "BENEFICIAL OWNERSHIP"
----------------------------------------------------------------------------------------------------------------------------------
                                                             SHARED VOTING                          TOTAL SOLE AND
                                       SOLE VOTING AND            AND               OPTIONS        SHARED VOTING AND      PERCENT
        NAME AND ADDRESS              INVESTMENT POWER      INVESTMENT POWER          (4)          INVESTMENT POWER       OF CLASS
                                                                                                  (INCLUDING OPTIONS)
----------------------------------------------------------------------------------------------------------------------------------
Gary L. Boyd (1)
11649 E. Cortez Drive
Scottsdale, AZ  85259                      697,500                     0            200,000              897,500          14.86%
----------------------------------------------------------------------------------------------------------------------------------

Robert E. Mathews (2)
242 King Road
Lewisburg, KY  42256                             0             1,395,000            275,000            1,670,000          27.31%
----------------------------------------------------------------------------------------------------------------------------------

Peter C. Ellsworth (3)
265 Benton Avenue
Missoula, MT  59801                        300,000                     0                  0              300,000           5.14%
----------------------------------------------------------------------------------------------------------------------------------

(1)     Director, President & Secretary

(2)     Director, Chief Financial Officer/Treasurer

(3)     Director(1)

(4) All options are fully vested and are exercisable in accordance with their terms. The options do not provide for an expiration date. The Company has outstanding 481,000 options on its Common Stock. The Company has not adopted a written stock option plan.

-------------------------
         (1) Peter Ellsworth served as a director from 1998 through October 3, 2001.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age, and position of each executive officer and director of the Company as of September 30, 2000. No director of the Company is or has been a director or executive officer of any other company registered under the Securities Exchange Act of 1934. Further, no director, executive officer, promoter or control person of the Company has in the past five years been involved in any bankruptcy, criminal proceedings or securities infractions.

------------------------------------------------------------------------------------------
NAME                          AGE         POSITION
------------------------------------------------------------------------------------------
Gary L. Boyd                  54          Co-chairman of the Board of Directors, Director,
11649 E. Cortez Drive                     President and Secretary
Scottsdale, AZ  85259
------------------------------------------------------------------------------------------
Robert E. Mathews             55          Co-chairman of the Board of Directors, Director,
242 Kings Road                            Chief Financial Officer/Treasurer
Lewisburg, KY  42256
------------------------------------------------------------------------------------------
Peter C. Ellsworth(2)         39          Director
265 Benton Avenue
Missoula, MT  59801
------------------------------------------------------------------------------------------

Directors Boyd and Matthews have served since April 7, 1999. The executive officers were elected on April 7, 1999, and will serve for one year or until their respective successors are elected and qualified.

The Board of Directors does not have a Compensation, a Nominating, or an Audit Committee.

The Company has not purchased Directors and Officers insurance, and has no current plans to purchase such insurance.

The principal occupation and business experience during the last five years for each of the directors or executive officers of the Company are as follows:

GARY L. BOYD - PRESIDENT, DIRECTOR, CO-CHAIRMAN OF THE BOARD

Mr. Boyd has been the President and Secretary of the Company since its inception. From 1992 to 1996 Mr. Boyd was employed by South American Mining & Minerals LLC, a company engaged in gold exploration, as the manager of gold recovery operations Venezuela and Bolivia. For the last five years, Mr. Boyd has been assessing mining properties for their eventual sale or transfer to the Company. From 1977 to 1992 Mr. Boyd was employed by Digital Equipment Corporation in various positions, such as District Personnel Manager, Regional Human Resource Manager, U.S. Area


------------------
        (2) Peter Ellsworth resigned as a director of the Company on October 3, 2001. Mr. Ellsworth continues his activities with Britt Minerals, Inc. (as described below).

Employee Relations Manager. Mr. Boyd has a Bachelor of Arts degree from Western Kentucky University.

ROBERT E. MATHEWS - CHIEF FINANCIAL OFFICER, TREASURER, DIRECTOR, CO-CHAIRMAN OF THE BOARD

From 1994 to 1996 Mr. Mathews of Owensboro, Kentucky, was self-employed, working with Mr. Boyd in locating and acquiring properties in Bolivia for transfer or sale to the Company. From 1988 to 1995, Mr. Mathews was a stockbroker in Owensboro, KY. with Advest Inc., a regional brokerage firm. Prior to 1988, Mr. Mathews was an Account Executive with Merrill Lynch in Owensboro, KY. Mr. Mathews has a Bachelor of Science in Business from Western Kentucky University.

PETER C. ELLSWORTH - DIRECTOR(3)

Mr. Ellsworth first joined the Company's Board of Directors in 1998 bringing with him diamond properties and his knowledge of diamond exploration. He operates Britt Minerals, Inc., a Montana subsidiary of the Company, managing the Company's diamond exploration programs in the United States. Prior to becoming a director of the Company, Mr. Ellsworth worked as a consulting geologist since 1992. As a consultant to the mineral exploration industry, Mr. Ellsworth worked on gold and copper project acquisitions in Chile and Mexico, diamond drilling projects in Mexico, Arizona and Idaho and has worked as an exploration geologist in Baja California, Mexico. During this time Mr. Ellsworth has also been involved with gold exploration projects in Montana, Washington and Venezuela. Mr. Ellsworth has been exploring for diamonds since 1994 in Montana both as a consultant and independently. Prior to working as a consultant, Mr. Ellsworth worked for Newmont Exploration Ltd. throughout the Northwest United States and Ecuador as project geologist from 1989 through 1991. From 1986 to 1989 Mr. Ellsworth was employed as mine geologist by the Montana Talc Company. Prior to this time, he worked as a consultant for Cyprus Industrial Minerals developing ore reserves and exploring for talc in southwest Montana. Mr. Ellsworth has worked in the mineral exploration and mining industry for 17 years and holds a Bachelor of Science degree in Geology from Montana State University and a Master of Science degree in Economic Geology from the University of Montana.

ITEM 6.    EXECUTIVE COMPENSATION

Messrs. Boyd and Mathews each receive compensation from the Company and its subsidiary Global. This compensation totals $6,000 per month for each of Boyd and Mathews.

The following table sets forth information for Mr. Boyd, who has served as Chief Executive Officer of the Company since its incorporation in February, 1998, and for Mr. Mathews, the only other Company officer receiving regular salary compensation.

------------------
        (3) Mr. Ellsworth resigned as a director on October 3, 2001.

                           SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------------
                                                           ANNUAL COMPENSATION           LONG TERM COMPENSATION
                                                          ---------------------------------------------------------
                                                                                                         PAYOUTS:
                                         FISCAL YEAR                                    AWARDS:          LONG TERM       ALL OTHER
   NAME AND PRINCIPAL POSITIONS             ENDED                                       SHARES           INCENTIVE        COMPEN-
                                          SEPTEMBER       SALARY        BONUS         UNDERLYING          PAYMENTS        SATION
                                             30,           ($)           ($)          OPTIONS (#)           ($)             ($)
------------------------------------------------------------------------------------------------------------------------------------
           Gary L. Boyd                     2000          72,000
   President (CEO) & Secretary              1999          72,000          0                0                 0               0
------------------------------------------------------------------------------------------------------------------------------------
        Robert E. Mathews                   2000          72,000
Chief Financial Officer/Treasurer           1999          72,000          0                0                 0               0
------------------------------------------------------------------------------------------------------------------------------------

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

During the fiscal year ended September 30, 2000, the Company granted no options to its directors or to its officers.

In February 1998, the Company granted an aggregate of 475,000 options to its officers (200,000 to Boyd and 275,000 to Mathews), which options vested immediately and have no expiration date. The exercise price on these options is $0.10 per share. None of these options were exercised through September 30, 2000 or June 30, 2001.

The Company has not adopted a formal stock option plan for its directors, officers and/or employees. The Company, at some point in the future, intends to adopt a stock option plan whereby directors, officers and/or employees of the Company will be entitled to subscribe for up to 10% of the issued and outstanding shares of the Company at prices to be fixed as of the time of grant.

PLANS AND OTHER COMPENSATION

No "Long Term Incentive Plan" has been instituted by the Company, and none are proposed at this time. Accordingly, there is no LTIP Awards Table set out in this registration statement. The Company does not have a "Compensation Committee."

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

COMPENSATION

The Company anticipates it will pay to Gary L. Boyd, its President, and Robert
E. Mathews, its Chief Financial Officer/Treasurer each compensation of $6,000 per month during the current fiscal year.

In addition to the foregoing, officers and directors are also entitled to the reimbursement of all reasonable business expenses.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 15, 1999, the Company purchased the shares of Britt Minerals, Inc. from Garry J. Carlson, a former director of the Company, and Peter C. Ellsworth, a director of the Company. Pursuant to the Agreement, Messrs Carlson and Ellsworth have each been issued 300,000 shares of Common Stock of the Company. In addition, Messrs Carlson and Ellsworth will each receive a royalty of .75% (1.5% total) of the value of all diamonds produced from the properties of Britt Minerals, Inc.

ITEM 8.  DESCRIPTION OF SECURITIES

The authorized share capital of the Company consists of 20,000,000 shares of Common Stock, at $0.001 par value, and 5,000,000 shares of Preferred Stock at $0.001 par value. The Company does not have any other classes of shares issued or outstanding. As of September 30, 2000, the Company had a total of 5,839,250 shares of Common Stock authorized and no shares of Preferred Stock issued and outstanding.

COMMON STOCK

Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders except that cumulative voting in the election of directors is required. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. The Common Stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of Common Stock are fully paid and non-assessable. The issuance of Common Stock or of rights to purchase Common Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company.

PREFERRED STOCK

The Articles of Incorporation of the Company authorize the Board of Directors to issue, by resolution, 5,000,000 shares of Preferred Stock, in classes, having such designations, preferences, rights and limitations and on such terms and conditions as the Board of Directors may from time to time determine, including the rights, if any, of the holders of such Preferred Stock with respect to voting, dividends, redemptions, liquidation and conversion. As of September 30, 2000, no series of Preferred Stock was designated, and no preferred shares were issued. Furthermore, no series of Preferred Stock was designated and no shares were issued, in the fiscal quarters ended December 31, 2001, March 31, 2001 and June 30, 2001.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is not quoted on any exchange or quotation system.

The Company's Common Stock is issued in registered form and the following information is taken from the records of Executive Registrar and Transfer Agency, Ltd., 3145 W. Lewis, Suite 2, Phoenix, Arizona, 85009, the registrar and transfer agent for the Common Stock.

On September 30, 2000, the shareholders' list for the Company's Common Stock showed 58 registered shareholders and 5,839,250 shares of Common Stock outstanding.

On July 31, 2001, the shareholders' list for the Company's Common Stock showed 58 registered shareholders and 5,839,250 shares of Common Stock outstanding.

The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth and, when appropriate, retire debt. The Directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Company's shares of Common Stock are entitled to an equal share in any dividends declared and paid.

On August 24, 2001, the Company filed a Form 15 with the Securities and Exchange Commission. The effect of this filing, once declared effective by the Securities and Exchange Commission, was to terminate the obligation of the Company to file periodic reports and otherwise comply with the disclosure obligations of the Securities Exchange Act of 1934. A copy of the Form 15 is attached as Exhibit 99 hereto. Upon the effectiveness of this Form 10-SB, the Company will again be subject to the periodic reporting obligations of the Securities Exchange Act of 1934.

ITEM 2.    LEGAL PROCEEDINGS

The officers and directors of the Company certify that to the best of their knowledge, neither the Company nor any of its officers and directors are parties to any legal proceeding or litigation. Further, the officers and directors know of no threatened or contemplated legal proceedings or litigation. None of the officers and directors has been convicted of a felony and none have been convicted of any criminal offense, felony or misdemeanor relating to securities or performance in corporate office. To the best knowledge of the officers and directors, no investigations of felonies, misfeasance in office or securities investigations are either pending or threatened at this time.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On approximately September 28, 2000, the Company retained the services of Carpenter, Mountjoy & Bressler, P.S.C. of Louisville, Kentucky, to serve as its primary accountant to audit the Company's financial statements. This retention was not the result of any disagreement with Berthin Amengual & Asociados (La Paz, Bolivia), former primary accountants for the Company. The report of Berthin Amengual & Asociados on the Company's financial statements, for the fiscal years ended September 30, 1998 and September 30, 1999, the only period for which they issued a report, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

Further, there was no disagreement with Berthin Amengual & Asociados with respect to accounting practices, financial statement disclosure or auditing scope of procedure. Berthin Amengual & Asociados has been authorized to fully respond to all inquiries from Carpenter, Mountjoy & Bressler, P.S.C.

The decision to change accountants was approved by the Company's Board of Directors.

A letter from Berthin Amengual & Asociados regarding its agreement with these statements is filed herewith as Exhibit 16.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of securities of the Company, without registration, since its inception in February 1998. No such sales involved the use of an underwriter, no sales involved any general solicitation or general advertising and no commissions were paid in connection with the sale of any securities.

(a) During the period from the date of formation of the Company on February 25, 1998 to September 30, 1998, the Company issued 2,996,000 shares of Common Stock at a price of $0.001 per share for proceeds to the Company of $2,996. An aggregate of 2,450,000 of these were issued to Robert Nicholson (1,225,000 shares) and Earl Gilbrech (1,225,000 shares) with the balance of 546,000 shares being issued to various parties, dealing at arm's length, none of whom owned more than 100,000 shares. These issuances were exempt from the registration requirements of the Securities Act of 1933, as amended (the "'33 Act") under section 4(2) thereof. On March 8, 1999, an aggregate of 2,450,000 shares of Common Stock were surrendered for cancellation by Earl Gilbrech and Robert Nicholson pursuant to agreements in writing made the same date.

(b) During the period from October 1, 1998 to September 30, 1999 the Company issued 3,976,250 shares of Common Stock at a deemed price of $0.365 per share pursuant to the share exchange with the shareholders of Global. See the list attached as Exhibit 10.1 for a listing of the shareholders of Global and the number of shares held by each shareholder. On April 22, 1999 the Company completed a private placement with Jack Wells of 65,000 shares of its Common Stock at a price of $0.60 per share for proceeds to the Company of $39,000 and issued 62,000 shares at a deemed price of $0.60 per share for deemed proceeds to the Company of $37,200 for administrative services rendered by Lorena Fernandez, Owen Peer, Abraham Camacho, Esteban Camacho and Ronald Rowe. The Company also issued on August 18, 1999 to Robert Ryan, 10,000 shares of Common Stock at a price of $1.00 per share by way of private placement for proceeds to the Company of $10,000. The Company also issued on August 18, 1999 to Ronald Rowe, 5,000 shares of Common Stock at a price of $1.00 per share by way of private placement for proceeds to the Company of $5,000. The Company also issued on September 30, 1999 to Charles Wells, a total of 100,000 shares of Common Stock at a price of $0.48 per share by way of private placement for proceeds to the Company of $48,000. These issuances were exempt from the registration requirements of the '33 Act under section 4(2) thereof.

(c) During the period from October 1, 1999 to September 30, 2000, the Company issued 900,000 shares of Common Stock at a deemed price of $0.48 per share for property acquisitions. An aggregate of 600,000 shares were issued to Peter Ellsworth (300,000 shares) and Garry J. Carlson (300,000 shares) for the acquisition of the shares of Britt Minerals, Inc. and 325,000 shares were issued to Colin Little (but 300,000 of such shares are held in the name of Front Range) in consideration for services provided in locating mineral properties in Bolivia. The Company also issued to Charles Wells 150,000 shares of Common Stock at a price of $0.48 per share by way of private placement for proceeds to the Company of $72,000. These issuances were exempt from the registration requirements of the '33 Act under section 4(2) thereof.

The Company and Global have each issued shares at various times and at various prices since incorporation. Each issuance of shares was priced at what was in the opinion of the directors the best possible price for the shares of the Company in light of its requirements for capital to continue operations and its lack of operating income. Prices for shares were negotiated with the prospective purchasers, and the Company has not retained outside valuation experts to assist it in setting share prices.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the General Corporation Law of Nevada and Article VII of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the Company in which the officer or director was adjudged liable to the Company or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity. The Company has not purchased Directors and Officers insurance, and has no current plans to purchase such insurance.

                                    PART F/S

FINANCIAL STATEMENTS

The audited financial statements of the Company for the fiscal year ended September 30, 2000, with comparative figures to September 30, 1999, are attached hereto as pages F-1 to F-15.

The unaudited financial statements of the Company for the quarters ended December 31, 2000, March 31, 2001 and June 30, 2001 are attached hereto at, respectively, pages F-15 to F-28, F-29 to F-42 and F-43 to F-56.

Effective April 19, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Global in exchange for the issuance of 3,976,250 shares of common stock of the Company. (Exhibit 10.1). Consequently, in accordance with generally accepted accounting principles, the consolidated statements of operations and changes in shareholders' equity (deficit) and cash flows reflect the results from operations and changes in financial position of Global, the legal subsidiary, for the year ended September 30, 1999 combined with those of the Company, the legal parent, from the date of acquisition on April 19, 1999. On October 15, 1999, the Company entered into an agreement to acquire all of the shares of Britt Minerals, Inc. (Exhibit 10.2).

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

(A) Exhibits. Exhibits required to be attached are listed in the Description of Exhibits beginning on page 32 of this Form 10-SB under "Item 2. Description of Exhibits".

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DELTA INTERNATIONAL MINING AND EXPLORATION, INC.


Date:          October 11, 2001
        -----------------------------------

By:     /s/ Gary L. Boyd
        -----------------------------------
        Gary L. Boyd, President & Director

By:     /s/ Robert E. Mathews
        -----------------------------------
        Robert E. Mathews, Chief Financial
        Officer/Treasurer & Director

ITEM 2.        DESCRIPTION OF EXHIBITS

Exhibit
Number         Document
-----------------------
3.1            Articles of Incorporation of the Company
3.2            Bylaws of the Company
3.3            Amendments to Articles of Incorporation of the Company
4.1            See Exhibits 3.1 and 3.2
10.1           Share Exchange Agreement between the Company and Global Gold
               Inc.
10.2           Acquisition Agreement for all the shares of Britt Minerals, Inc.
10.3           Exploration License, Mineral Purchase Option & Lease Agreement
10.4           Exploration License, Mineral Purchase Option & Lease Agreement
10.5           Exploration License, Mineral Purchase Option & Lease Agreement
10.6           Exploration License, Mineral Purchase Option & Lease Agreement
10.7           Metalliferous Mineral or Gem Mining Lease, No. M-1947-99
10.8           Metalliferous Mineral or Gem Mining Lease, No. M-1943-99
10.9           Metalliferous Mineral or Gem Mining Lease, No. M-1944-98
10.10          Dept. of Interior Form 3510-1, Serial Number MTM 88980 (Acq.)
10.11          Dept. of Interior Form 3510-1, Serial Number MTM 88979 (Acq.)
10.12          7/29/99 Letter to Peter Ellsworth from Stephen R. Granzow @
               Meadowlark Search, East Helena, Montana
16             Letter of former primary accountant, Berthin Amengual & Asociados
21             Subsidiaries of the Registrant
23             Consent of Carpenter, Mountjoy and Bressler, PSC to incorporation of audited financial statements for the year ended September 30, 2000
99             Form 15

                        Consolidated Financial Statements

                           DELTA INTERNATIONAL MINING
                      & EXPLORATION, INC. AND SUBSIDIARIES
                         (AN EXPLORATION STAGE COMPANY)


                          Year Ended September 30, 2000

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Delta International Mining & Exploration, Inc. and Subsidiaries

We have audited the consolidated balance sheet of Delta International Mining & Exploration, Inc. and subsidiaries as of September 30, 2000, and the consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delta International Mining & Exploration, Inc. and subsidiaries at September 30, 2000, and the consolidated results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Louisville, KY
January 12, 2001

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEET

September 30, 2000


ASSETS

CURRENT ASSETS
   Cash                                                             $     4,415
   Advances - shareholders                                                  952
                                                                    -----------
         TOTAL CURRENT ASSETS                                             5,367

FIXED ASSETS
   Equipment, at cost                                                   294,040
   Less accumulated depreciation                                       (101,063)
                                                                    -----------
         TOTAL FIXED ASSETS                                             192,977

OTHER ASSETS
   Tax credit - receivable                                                1,390
   Cash bonds - restricted                                                3,208
                                                                    -----------
                                                                          4,598
                                                                    -----------
                                                                    $   202,942
                                                                    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Advances payable, shareholder                                    $   230,612
   Accrued interest payable                                              91,291
   Accounts payable - trade                                              14,848
   Accounts due shareholders                                              7,380
                                                                    -----------
         TOTAL CURRENT LIABILITIES                                      344,131

LONG-TERM DEBT
   Note payable - shareholder                                           586,325

STOCKHOLDERS' DEFICIT
   Common stock, $.001 par value; 20,000,000 shares authorized;
     5,839,250 shares issued and outstanding                              5,839
   Additional paid-in capital                                         2,102,422
   Accumulated deficit during development stage                      (2,835,775)
                                                                    -----------
                                                                       (727,514)
                                                                    -----------
                                                                    $   202,942
                                                                    ===========

See accompanying independent auditor's report and notes to consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended September 30, 2000



REVENUES                                        $        --

EXPENSES
   Operating                                        897,849
   Impairment loss                                  427,124
                                                -----------
         NET LOSS FROM OPERATIONS                (1,324,973)

OTHER INCOME (EXPENSE)
   Interest Income                                      264
   Interest Expense                                 (55,444)
                                                -----------
                                                    (55,180)
                                                -----------
         NET LOSS                               $(1,380,153)
                                                ===========
Basic and diluted net loss per share            $     (0.25)
                                                ===========



See accompanying independent auditor's report and notes to consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the year ended September 30, 2000



                                            Additional  Shareholder
                                   Common     Paid-in     Loans -     Accumulated
                                    Stock     Capital      Stock        Deficit         Total
                                    ------   ----------   --------    -----------    -----------
BALANCE, SEPTEMBER 30, 1999         $4,764   $1,585,037   $(82,000)   $(1,455,622)   $    52,179

   Net loss                             --           --         --     (1,380,153)    (1,380,153)

   Issuance of common stock          1,075      514,925         --             --        516,000

   Options granted                      --        2,460         --             --          2,460

   Payment on shareholder loans -
     common stock                       --           --     82,000             --         82,000
                                    ------   ----------   --------    -----------    -----------

BALANCE, SEPTEMBER 30, 2000         $5,839   $2,102,422   $     --    $(2,835,775)   $  (727,514)
                                    ======   ==========   ========    ===========    ===========



See accompanying independent auditor's report and notes to consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended September 30, 2000



CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                         $(1,380,153)
   Adjustments to reconcile net loss to net
     cash used by operating activities:
       Notes payable issued for payment of operational expenses         230,612
       Impairment loss on goodwill less cash received                   143,700
       Impairment loss on Britt Minerals                                288,000
       Stock and notes payable issued for professional services         494,785
       Changes in assets and liabilities:
         Accounts receivable                                             24,220
         Accrued interest payable                                        55,444
         Accounts payable - trade                                        14,046
                                                                    -----------
   NET CASH USED BY OPERATING ACTIVITIES                               (129,346)

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of subsidiary cash                                        (3,208)
   Reduction of shareholder loans                                        81,048
   Payments on shareholder advances                                     (32,841)
                                                                    -----------
   NET CASH PROVIDED BY INVESTING ACTIVITIES                             44,999

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock                                              72,000

NET DECREASE IN CASH AND EQUIVALENTS                                    (12,347)

CASH, BEGINNING OF YEAR                                                  16,762
                                                                    -----------
CASH, END OF YEAR                                                   $     4,415
                                                                    ===========



See accompanying independent auditor's report and notes to consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS--CONTINUED

For the year ended September 30, 2000



NONCASH OPERATING AND FINANCING ACTIVITIES:

In November 1999, the Company issued 600,000 shares of stock for the net assets of Britt Minerals. The details on the transaction are as follows:

         Cash                                      $   1,576
         Accounts receivable - bonds                   3,000
         Accounts payable                           (143,700)
                                                   ---------
         Net assets acquired from Britt             (139,124)
         Goodwill                                    427,124
                                                   ---------
         Investment in Britt                         288,000

         Issuance of common stock                       (600)
         Additional paid-in capital                 (287,400)
                                                   ---------
                                                   $      --
                                                   =========

For the year ended September 30, 2000, the Company issued 325,000 shares of common stock with a value of $156,000 in connection with professional services received.

For the year ended September 30, 2000, the Company incurred debt of $336,325 in connection with professional services received.

For the year ended September 30, 2000, the Company incurred debt of $237,992 in connection with operational expenses incurred.




See accompanying independent auditor's report and notes to consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2000


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Delta International Mining and Exploration, Inc. and Subsidiaries (an Exploration Stage Company) (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. These statements have been prepared on a full accrual basis.

Nature of Operations: The Company is incorporated under the laws of Nevada and its principal business activity is mineral property exploration and development. Most of the Company's exploration efforts have been focused in Montana and in certain regions of South America. Approximately $30,000 of operating expenses of the Company have been incurred in foreign countries for the year ended September 30, 2000.

Basis of Presentation and Consolidation: The consolidated financial statements of the Company includes the accounts of the Company and its wholly-owned subsidiaries and are prepared according to generally accepted accounting principles in the United States. All significant intercompany transactions and balances have been eliminated in consolidation. The subsidiaries include Britt Minerals, Inc. and Global Gold, Inc., S.A.

Organization of Company: Effective April 19, 1999, Delta and Global Gold, Inc. (a Bahamian Corporation) executed their business combination agreement. Delta issued 3,976,250 common shares to the shareholders of Global Gold in consideration for all of the issued and outstanding common shares of Global Gold on the basis of one common share of Delta for each common share of Global Gold. As the former shareholders of Global Gold obtained effective control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition. Under reverse acquisition accounting, Global Gold is considered to have acquired Delta with the results of Delta's operations included in the consolidated financial statements from the date of acquisition. Global Gold is considered the continuing entity and consequently, the amounts prior to April 19, 1999 are those of Global Gold. Global Gold has a wholly-owned Bolivian subsidiary, Global Gold, Inc., S.A. Prior to the date of the business combination Delta had no operations.

All share and per share information in these financial statements reflect:

         a) The consummation of the business combination agreement whereby share and options issued by Global Gold, Inc. were exchanged for shares of the Company's common stock and options to purchase shares of the Company's common stock, and

         b) A change in the par value of common stock from $.10 per share to $.001 per share.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

September 30, 2000


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

In November 1999, the Company issued 600,000 shares of common stock pursuant to an agreement in writing dated October 15, 1999, with the shareholders of Britt Minerals, Inc. Pursuant to the agreement, the Company acquired all of the shares of Britt Minerals, Inc. The consideration for the transfer was the issuance of 600,000 shares of common stock of the Company. Further, the vendors shall receive a gross overriding royalty of 1.5% of the value of all diamonds produced from the properties. Britt Minerals, Inc. is the registered holder of 17 diamond exploration properties in Montana covering approximately 11,210 acres. The vendors of the shares of Britt Minerals, Inc. are Peter Ellsworth and Garry J. Carlson.

The Britt acquisition was recorded at the fair value of Company shares issued using recent cash prices of $.48 per share. The excess of the cost over the fair value of assets, or goodwill, was recorded in the amount of approximately $427,000. Because Britt has no determinable future cash flows, it has been determined by management that the goodwill will not be recoverable. Consistent with the Company's long lived asset impairment policy, the goodwill has been written off and expensed in the accompanying statement of operations for the year ended September 30, 2000.

The Company also issued 300,000 shares of common stock to Front Range Exploration Corporation pursuant to an agreement that was formalized in writing on October 15, 1999. Pursuant to this agreement, in consideration of Front Range Exploration Corporation locating mineral properties of merit in South America, the Company agreed to issue 300,000 shares and has granted a gross overriding royalty of 2% of the value of all diamonds produced from properties located by Front Range Exploration Corporation.

Stock Based Compensation: The Company accounts for employee stock-based compensation using the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. As such, compensation is recorded only if the exercise price of the option is below the current market price of the Company's common stock on the date of grant. Compensation expense for employee stock options is fully recognized on the date of grant as the options entirely vest at that time. Except for transactions with employees that are within the scope of Opinion 25, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Cash and Cash Equivalents: For purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Property and Equipment: Property and equipment are carried at cost. No depreciation expense has been recorded for the fiscal year ended September 30, 2000. The equipment has been placed in storage awaiting operations to begin.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

September 30, 2000


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Net Loss Per Share: Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of Delta's net losses.

Mineral Properties: The Company owns an interest in various mineral properties and is in the process of exploring and developing mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The recoverability of mineral properties is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, future profitable production or proceeds from the disposition of the mineral properties and the Company's ability to meet its obligations.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all the mineral properties to which it has an option to acquire an interest and, to the best of its knowledge, title to all of these properties is in good standing. The properties in which the Company has committed to earn an interest are located in Bolivia, South America and the Company is therefore relying on title opinion by legal counsel who is basing such opinions on the laws of Bolivia.

Exploration Costs: In order to comply with directives from the Securities and Exchange Commission (SEC) with respect to accounting for exploration expenditures, the Company has expensed all costs associated with the exploration of properties in which the Company holds options to acquire an interest.

Financial Instruments: The fair values of cash and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to determine the fair value of amounts due to shareholders, as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

Long-Lived Assets: The carrying amount of long-lived assets is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined based on the estimated undiscounted cash flows of the asset over the remaining amortization period, the carrying amount of long-lived assets would be written down to current fair value, which is generally determined from estimated discounted future net cash flows or net realizable value.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

September 30, 2000


NOTE B--OPERATING DEFICITS AND ECONOMIC CONDITIONS

Economic conditions have limited the ability of the Company to market its exploration intentions sufficient to recover its operating and administrative costs. As a result, the Company has an accumulated deficit of $2,835,775 and liabilities exceeding assets. While the Company is seeking additional sources of capital, including equity capital, there can be no assurance that the Company will be successful in accomplishing its objectives or continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C--MINERAL PROPERTIES

The Company has interests in the following properties:

Charles Concession

Delta's subsidiary Global Gold, Inc., S.A., was acquired by staking a 100% interest in the Charles Concessions (the "Illimani Property") located approximately 65 kilometers by gravel road east of La Paz, Bolivia.

Independencia Concessions

Global Gold, Inc., S.A. was acquired by staking a 100% interest in the Independencia Concessions, which encompass an area of 3,275 hectares or 7,860 acres and is located approximately 100 kilometers directly southeast of La Paz in the department of Cochabamba.

Robert Property

Global Gold, Inc., S.A. was also acquired by staking a 100% interest in the Robert Property located 80 kilometers south of La Paz, Bolivia. The property is 1,550 hectares.

Montana Properties

Delta International Mining and Exploration, Inc. and Subsidiaries through its wholly-owned subsidiary, Britt Minerals, Inc. has an interest in 11,210 acres of mineral properties throughout the state of Montana. Properties are located near Missoula, Great Falls, Chester, Grassrange, Zortman and Forsyth.

The Company has expensed all costs of acquiring its interest in the above properties.

NOTE D--STOCK OPTIONS ISSUED

The Company has adopted a stock option plan which provides for the granting of options to certain officers, directors, key employees and non-employees of the Company. Currently, options for 481,000 shares of common stock have been issued. The option price, number of shares and grant date are determined at the discretion of the Company's board of directors. Grantees vest in the options at the date of the grant. Compensation expense has been recognized on any option granted with an exercise price that was below the market price of the Company's stock on the date of the grant. Options vest on the grant date and are exercisable for an unlimited period from the option grant date.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

September 30, 2000


NOTE D--STOCK OPTIONS ISSUED--CONTINUED

Presented below is a summary of stock option activity for the years shown:

                                                Wtd. Avg.               Wtd. Avg.
                                  Options       Exercise   Options      Exercise
                                Outstanding      Price   Exercisable      Price
                                -----------     -------  -----------     -------
Balance, September 30, 1998       475,000       $   .10    475,000       $   .10
  Granted                              --            --         --            --
  Exercised                            --            --         --            --
  Cancelled                            --            --         --            --
                                  -------       -------    -------       -------

Balance, September 30, 1999       475,000       $   .10    475,000       $   .10
  Granted                           6,000           .48      6,000           .48
  Exercised                            --            --         --            --
  Cancelled                            --            --         --            --
                                  -------       -------    -------       -------
Balance, September 30, 2000       481,000       $   .12    481,000       $   .12
                                  =======       =======    =======       =======


The following table provides additional information for options outstanding and exercisable at September 30, 2000:

                                          Options Outstanding
             -------------------------------------------------------------------------
            Range of                                    Wtd. Avg.          Wtd. Avg.
              Price                  Number          Remaining Life      Exercise Price
              -----                  ------          --------------      --------------
              $ .10                 475,000               N/A                $ .10
              $ .48                   6,000               N/A                $ .48


                                          Options Exercisable
             -------------------------------------------------------------------------
            Range of                                                       Wtd. Avg.
              Price                  Number                              Exercise Price
              -----                  ------                              --------------
              $ .10                 475,000                                  $ .10
              $ .48                   6,000                                  $ .48


Pro Forma Fair Value Disclosures

During 2000, all option transactions were with non-employees and have been recognized based on the fair value of the equity instruments issued.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

September 30, 2000


NOTE E--RESTRICTED CASH

The Company was required by the State of Montana to pledge certain amounts of cash as security to perform certain covenants regarding mining reclamation. Those amounts are not available for use by the Company per these restrictions and may only be released by the State of Montana. These amounts have been reflected on the consolidated balance sheet as restricted assets.

NOTE F--PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classification as follows:

       Dredging equipment, at cost           $  294,040
       Less accumulated depreciation           (101,063)
                                             ----------
                                             $  192,977
                                             ==========

No depreciation charges have been made for this period because the equipment has not been in use. Management has obtained an independent appraisal of the equipment which indicates fair value exceeds the carrying amount of the asset.

NOTE G--SHAREHOLDER LOAN AND INTEREST PAYABLE

The composition of this account as of the year ended September 30, 2000 is as follows:

         Date
        Issued                               Due Date                                 Loan
        ------                               --------                               ---------
       02/02/98                              02/02/02                               $ 100,000
       03/15/98                              03/15/02                                 100,000
       04/13/98                              04/13/02                                  50,000
       12/31/99                              12/31/02                                  52,500
       12/31/99                              12/31/02                                  28,500
       03/31/00                              12/31/02                                  52,500
       03/31/00                              12/31/02                                  28,500
       06/30/00                              12/31/02                                  52,500
       06/30/00                              12/31/02                                  28,500
       09/30/00                              12/31/02                                  52,500
       09/30/00                              12/31/02                                  28,825
       09/30/00                              12/31/02                                  12,000
                                                                                    ---------
                                                                                    $ 586,325
                                                                                    =========

The amount due to shareholders is unsecured and with interest payable at the rate of 12% per annum for the initial six months of the term of the loan and thereafter at the rate of 10% per annum. The amount due to shareholders is convertible into shares of the Company at the current market price at the date of conversion. No interest has been paid on the above notes.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

September 30, 2000


NOTE G--SHAREHOLDER LOAN AND INTEREST PAYABLE--CONTINUED

As of September 30, 2000, Charles Wells (shareholder) has advanced $230,612 to the Company for operating expenses. By an agreement, Mr. Wells has the option to convert the advances into common stock at the price of $.50 per share, which approximated market value at the date the advance was made based on transactions of sales of common shares for cash at that time. The advance is recorded as a current liability in the balance sheet as of September 30, 2000.

Accrued interest on these loans aggregate $91,291 at September 30, 2000.

NOTE H--INCOME TAXES

Substantially all losses incurred by Delta have been incurred by its subsidiary in Bolivia. At September 30, 2000, Delta has net operating losses available to offset future taxable income in its Bolivian subsidiary. The net operating losses may be carried forward until utilized to fully offset income, per current IRS regulations regarding carryforward limitations. The deferred tax asset resulting from the loss carryforward has been fully offset by a valuation allowance account.

NOTE I--EARNINGS PER SHARE

                                                           For the year ended
                                                              September 30
                                                                  2000
                                                              -----------
     Net loss for the period--basic and diluted               $(1,380,153)
                                                              ===========

     Number of shares of common stock outstanding               5,839,250

     Effect of using weighted average shares of
       common stock outstanding                                  (266,849)
                                                              -----------
     Basic and diluted weighted average number
        of shares of common stock outstanding                   5,572,401
                                                              ===========


NOTE J--PREFERRED STOCK

The Articles of Incorporation of the Company authorize the Board of Directors to issue, by resolution, 1,000,000 shares of Preferred Stock, in classes, having such designations, preferences, rights and limitations and on such terms and conditions as the Board of Directors may from time to time determine, including the rights, if any, of the holders of such Preferred Stock with respect to voting, dividends, redemptions, liquidation and conversion. As of September 30, 2000, no series of Preferred Stock have been designated and no shares have been issued.

Continued

                        Consolidated Financial Statements

                           DELTA INTERNATIONAL MINING
                      & EXPLORATION, INC. AND SUBSIDIARIES
                         (AN EXPLORATION STAGE COMPANY)

                      Three Months Ended December 31, 2000

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS


                                                     December 31  September 30
                                                        2000          2000
                                                     -----------   -----------
                                                     (Unaudited)    (Audited)
ASSETS

CURRENT ASSETS
   Cash                                              $     3,545   $     4,415
   Advances - shareholders                                    --           952
                                                     -----------   -----------
         TOTAL CURRENT ASSETS                              3,545         5,367

FIXED ASSETS
   Equipment, at cost                                    294,040       294,040
   Less accumulated depreciation                        (101,063)     (101,063)
                                                     -----------   -----------
         TOTAL FIXED ASSETS                              192,977       192,977

OTHER ASSETS
   Tax credit - receivable                                 1,390         1,390
   Cash bonds - restricted                                 3,208         3,208
                                                     -----------   -----------
                                                           4,598         4,598
                                                     -----------   -----------
                                                     $   201,120   $   202,942
                                                     ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Advances payable, shareholder                     $   292,951   $   230,612
   Accrued interest payable                              117,006        91,291
   Accounts payable - trade                               15,118        14,848
   Accounts due shareholders                               8,701         7,380
   Current portion of notes payable-shareholders         250,000            --
                                                     -----------   -----------
         TOTAL CURRENT LIABILITIES                       683,776       344,131

LONG-TERM DEBT
   Notes payable - shareholders                          371,925       586,325

STOCKHOLDERS' DEFICIT
   Common stock, $.001 par value; 20,000,000 shares
     authorized; 5,839,250 issued and outstanding          5,839         5,839
   Additional paid-in capital                          2,102,422     2,102,422
   Accumulated deficit during development stage       (2,962,842)   (2,835,775)
                                                     -----------   -----------
                                                        (854,581)     (727,514)
                                                     -----------   -----------
                                                     $   201,120   $   202,942
                                                     ===========   ===========

See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS


                                           For the three months ended
                                                   December 31
                                             2000             1999
                                           ---------        ---------
REVENUES                                   $      --        $      --

EXPENSES
   Operating                                 101,356          350,194
   Impairment loss                                --          427,124
                                           ---------        ---------
         NET LOSS FROM OPERATIONS           (101,356)        (777,318)

OTHER INCOME (EXPENSE)
   Interest income                                 4              141
   Interest expense                          (25,715)         (15,171)
                                           ---------        ---------
                                             (25,711)         (15,030)
                                           ---------        ---------
         NET LOSS                          $(127,067)       $(792,348)
                                           =========        =========
Basic and diluted net loss per share       $    (.02)       $    (.16)
                                           =========        =========



See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

For the three months ended December 31, 2000



                                       Additional
                              Common     Paid-in    Accumulated
                               Stock     Capital      Deficit        Total
                              ------   ----------   -----------    ---------
BALANCE, SEPTEMBER 30, 2000   $5,839   $2,102,422   $(2,835,775)   $(727,514)

   Net loss                       --           --      (127,067)    (127,067)
                              ------   ----------   -----------    ---------
BALANCE, DECEMBER 31, 2000    $5,839   $2,102,422   $(2,962,842)   $(854,581)
                              ======   ==========   ===========    =========




See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    For the three months ended
                                                            December 31
                                                        2000           1999
                                                     ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                          $(127,067)     $(792,348)
   Adjustments to reconcile net loss to net cash
     used by operating activities:
       Notes payable issued for payment of
         operational expenses                           62,339         63,000
       Impairment loss on goodwill less
         cash received                                      --        140,700
       Impairment loss on Britt Minerals                    --        288,000
       Stock and notes payable issued for
         professional services                          35,600        225,000
       Changes in assets and liabilities:
         Accounts receivable                                --         24,220
         Accrued interest payable                       25,715         15,171
         Accounts payable - trade                          270          1,527
                                                     ---------      ---------
   NET CASH USED BY OPERATING ACTIVITIES                (3,143)       (34,730)

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of subsidiary cash                           --           (103)
   Advances from (payments to) shareholders              2,273         36,791
                                                     ---------      ---------
   NET CASH PROVIDED BY INVESTING ACTIVITIES             2,273         36,688

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS           (870)         1,958

CASH, BEGINNING OF PERIOD                                4,415         16,762
                                                     ---------      ---------
CASH, END OF PERIOD                                  $   3,545      $  18,720
                                                     =========      =========


See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS--CONTINUED




NONCASH OPERATING AND FINANCING ACTIVITIES:

   In November 1999, the Company issued 600,000 shares of stock for the net assets of Britt Minerals. The details on the transaction are as follows:

   Cash                                                        $    1,576
   Accounts receivable - bonds                                      3,000
   Accounts payable                                              (143,700)
                                                               ----------
   Net assets acquired from Britt                                (139,124)
   Goodwill                                                       427,124
                                                               ----------
   Investment in Britt                                            288,000

   Issuance of common stock                                          (600)
   Additional paid-in capital                                    (287,400)
                                                               ----------
                                                               $      --
                                                               ==========

For the three months ended December 31, 1999, the Company issued 300,000 shares of common stock with a value of $144,000 in connection with professional services received.

For the three months ended December 31, 1999, the Company incurred debt of $81,000 in connection with professional services received.

For the three months ended December 31, 1999, the Company incurred debt of $84,569 in connection with operational expenses incurred.

For the three months ended December 31, 2000, the Company incurred debt of $35,600 in connection with professional services received.

For the three months ended December 31, 2000, the Company incurred debt of $62,339 in connection with operational expenses incurred.

See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2000


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Delta International Mining and Exploration, Inc. and Subsidiaries (an Exploration Stage Company) (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. These statements have been prepared on a full accrual basis.

Interim Financial Reporting: The accompanying consolidated financial statements have been prepared by the Company without audit, with the exception of the September 30, 2000 consolidated balance sheet which was derived from the audited consolidated financial statements included in the Company's Form 10-K. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. These consolidated financial statements, note disclosures and other information should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

In the opinion of management, the unaudited interim consolidated financial statements contained in this report reflect all adjustments, consisting of only normal recurring accruals, which are necessary for a fair presentation. The results of operations for the three months ended December 31, 2000 are not necessarily indicative of the results that may be expected for the year ending September 30, 2001.

Nature of Operations: The Company is incorporated under the laws of Nevada and its principal business activity is mineral property exploration and development. Most of the Company's exploration efforts have been focused in Montana and in certain regions of South America. Approximately $1,000 and $6,000 of operating expenses of the Company have been incurred in foreign countries for the three months ended December 31, 2000 and 1999, respectively.

Basis of Presentation and Consolidation: The consolidated financial statements of the Company includes the accounts of the Company and its wholly-owned subsidiaries and are prepared according to generally accepted accounting principles in the United States. All significant intercompany transactions and balances have been eliminated in consolidation. The subsidiaries include Britt Minerals, Inc. and Global Gold, Inc., S.A.



Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

December 31, 2000


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Organization of Company: Effective April 19, 1999, Delta and Global Gold, Inc. (a Bahamian Corporation) executed their business combination agreement. Delta issued 3,976,250 common shares to the shareholders of Global Gold in consideration for all of the issued and outstanding common shares of Global Gold on the basis of one common share of Delta for each common share of Global Gold. As the former shareholders of Global Gold obtained effective control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition. Under reverse acquisition accounting, Global Gold is considered to have acquired Delta with the results of Delta's operations included in the consolidated financial statements from the date of acquisition. Global Gold is considered the continuing entity and consequently, the amounts prior to April 19, 1999 are those of Global Gold. Global Gold has a wholly-owned Bolivian subsidiary, Global Gold, Inc., S.A. Prior to the date of the business combination Delta had no operations.

All share and per share information in these financial statements reflect:

         a) The consummation of the business combination agreement whereby shares and options issued by Global Gold, Inc. were exchanged for shares of the Company's common stock and options to purchase shares of the Company's common stock, and

         b) A change in the par value of common stock from $.10 per share to $.001 per share.

In November 1999, the Company issued 600,000 shares of common stock pursuant to an agreement in writing dated October 15, 1999, with the shareholders of Britt Minerals, Inc. Pursuant to the agreement, the Company acquired all of the shares of Britt Minerals, Inc. The consideration for the transfer was the issuance of 600,000 shares of common stock of the Company. Further, the vendors shall receive a gross overriding royalty of 1.5% of the value of all diamonds produced from the properties. Britt Minerals, Inc. is the registered holder of 17 diamond exploration properties in Montana covering approximately 11,210 acres. The vendors of the shares of Britt Minerals, Inc. are Peter Ellsworth and Gary Carlson.

The Britt acquisition was recorded at the fair value of Company shares issued using recent cash prices of $.48 per share. The excess of the cost over the fair value of assets, or goodwill, was recorded in the amount of approximately $427,000. Because Britt has no determinable future cash flows, it has been determined by management that the goodwill will not be recoverable. Consistent with the Company's long lived asset impairment policy, the goodwill has been written off and expensed in the accompanying statement of operations for the quarter ended December 31, 1999.

The Company also issued 300,000 shares of common stock to Front Range Exploration Corporation pursuant to an agreement that was formalized in writing on October 15, 1999. Pursuant to this agreement, in consideration of Front Range Exploration Corporation locating mineral properties of merit in South America, the Company agreed to issue 300,000 shares and has granted a gross overriding royalty of 2% of the value of all diamonds produced from properties located by Front Range Exploration Corporation.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

December 31, 2000


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Stock Based Compensation: The Company accounts for employee stock-based compensation using the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. As such, compensation is recorded only if the exercise price of the option is below the current market price of the Company's common stock on the date of grant. Compensation expense for employee stock options is fully recognized on the date of grant as the options entirely vest at that time.

Cash and Cash Equivalents: For purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. There were no amounts paid for interest or income taxes.

Property and Equipment: Property and equipment are carried at cost. No depreciation expense has been recorded. The equipment has been placed in storage awaiting operations to begin.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Net Loss Per Share: Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of Delta's net losses.

Mineral Properties: The Company owns an interest in various mineral properties and is in the process of exploring and developing mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The recoverability of mineral properties is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, future profitable production or proceeds from the disposition of the mineral properties and the Company's ability to meet its obligations.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all the mineral properties to which it has an option to acquire an interest and, to the best of its knowledge, title to all of these properties is in good standing. The properties in which the Company has committed to earn an interest are located in Bolivia, South America and the Company is therefore relying on title opinion by legal counsel who is basing such opinions on the laws of Bolivia.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

December 31, 2000


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Exploration Costs: In order to comply with directives from the Securities and Exchange Commission (SEC) with respect to accounting for exploration expenditures, the Company has expensed all costs associated with the exploration of properties in which the Company holds options to acquire an interest.

Financial Instruments: The fair values of cash and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to determine the fair value of amounts due to shareholders, as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

Long-Lived Assets: The carrying amount of long-lived assets is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined based on the estimated undiscounted cash flows of the asset over the remaining amortization period, the carrying amount of long-lived assets would be written down to current fair value, which is generally determined from estimated discounted future net cash flows or net realizable value.

NOTE B--OPERATING DEFICITS AND ECONOMIC CONDITIONS

Economic conditions have limited the ability of the Company to market its exploration intentions sufficient to recover its operating and administrative costs. As a result, the Company has accumulated losses of $2,962,842 and liabilities exceeding assets. While the Company is seeking additional sources of capital, including equity capital, there can be no assurance that the Company will be successful in accomplishing its objectives or continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C--MINERAL PROPERTIES

The Company has interests in the following properties:

Charles Concession

Delta's subsidiary Global Gold, Inc., S.A., was acquired by staking a 100% interest in the Charles Concessions (the "Illimani Property") located approximately 65 kilometers east of La Paz, Bolivia.

Independencia Concessions

Global Gold, Inc., S.A. was acquired by staking a 100% interest in the Independencia Concessions, which encompass an area of 3,275 hectares or 7,860 acres and are located approximately 100 kilometers directly southeast of La Paz, Bolivia in the department of Cochabamba.

Robert Property

Global Gold, Inc., S.A. was also acquired by staking a 100% interest in the Robert Property located 80 kilometers south of La Paz, Bolivia. The property is 1,550 hectares.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

December 31, 2000


NOTE C--MINERAL PROPERTIES--CONTINUED

Montana Properties

Delta International Mining and Exploration, Inc. and Subsidiaries through its wholly-owned subsidiary, Britt Minerals, Inc. has an interest in 11,210 acres of mineral properties throughout the state of Montana. Properties are located near Missoula, Great Falls, Chester, Grassrange, Zortman and Forsyth.

The Company has expensed all costs of acquiring its interest in the above properties.

NOTE D--STOCK OPTIONS ISSUED

The Company has adopted a stock option plan which provides for the granting of options to certain officers, directors, key employees and non-employees of the Company. Currently, options for 481,000 shares of common stock have been issued. The option price, number of shares and grant date are determined at the discretion of the Company's board of directors. Grantees vest in the options at the date of the grant. Compensation expense has been recognized on any option granted with an exercise price that was below the market price of the Company's stock on the date of the grant. Options vest on the grant date and are exercisable for an unlimited period from the option grant date.

Presented below is a summary of stock option activity for the years shown:

                                                    Wtd. Avg.              Wtd. Avg.
                                         Options    Exercise    Options    Exercise
                                       Outstanding    Price   Exercisable    Price
                                       -----------    -----   -----------    -----
         Balance, September 30, 1999     475,000     $   .10    475,000     $   .10
           Granted                         6,000         .48      6,000         .48
           Exercised                          --          --         --          --
           Cancelled                          --          --         --          --
                                         -------     -------    -------     -------

         Balance, September 30, 2000     481,000     $   .12    481,000     $   .12
           Granted                            --          --         --          --
           Exercised                          --          --         --          --
           Cancelled                          --          --         --          --
                                         -------     -------    -------     -------

         Balance, December 31, 2000      481,000     $   .12    481,000     $   .12
                                         =======     =======    =======     =======











Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

December 31, 2000


NOTE D--STOCK OPTIONS ISSUED--CONTINUED

The following table provides additional information for options outstanding and exercisable at December 31, 2000:

                                          Options Outstanding
             -------------------------------------------------------------------------
            Range of                                    Wtd. Avg.          Wtd. Avg.
              Price                  Number          Remaining Life      Exercise Price
              -----                  ------          --------------      --------------
              $ .10                 475,000               N/A                $ .10
              $ .48                   6,000               N/A                $ .48


                                         Options Exercisable
             -------------------------------------------------------------------------
            Range of                                                        Wtd. Avg.
              Price                  Number                              Exercise Price
              -----                  ------                              --------------
              $ .10                 475,000                                  $ .10
                .48                   6,000                                    .48

Pro Forma Fair Value Disclosures

Recognition of compensation expense for the Company's stock options based on their fair value would have occurred in the year of grant under the methodology prescribed by FAS 123, therefore, the Company's loss from continuing operations and earnings per share have not been impacted for the three months ended December 31, 2000.

NOTE E--RESTRICTED CASH

The Company was required by the State of Montana to pledge certain amounts of cash as security to perform certain covenants regarding mining reclamation. Those amounts are not available for use by the Company per these restrictions and may only be released by the State of Montana. These amounts have been reflected on the consolidated balance sheet as restricted assets.

NOTE F--PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classification as follows:

       Dredging equipment, at cost           $  294,040
       Less accumulated depreciation           (101,063)
                                             ----------
                                             $  192,977
                                             ==========

No depreciation charges have been made for this period because the equipment has not been in use. Management has obtained an independent appraisal of the equipment which indicates fair value exceeds the carrying amount of the asset.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

December 31, 2000


NOTE G--SHAREHOLDER LOAN AND INTEREST PAYABLE

The composition of this account as of three months ended December 31, 2000 is as follows:

      Date Issued             Due Date                         Loan
      -----------             --------                      ---------
       02/02/98               02/02/02                       $ 100,000
       03/15/98               03/15/02                         100,000
       04/13/98               04/13/02                          50,000
       12/31/99               12/31/02                          52,500
       12/31/99               12/31/02                          28,500
       03/31/00               12/31/02                          52,500
       03/31/00               12/31/02                          28,500
       06/30/00               12/31/02                          52,500
       06/30/00               12/31/02                          28,500
       09/30/00               12/31/02                          52,500
       09/30/00               12/31/02                          28,825
       09/30/00               12/31/02                          12,000
       12/31/00               12/31/02                          14,000
       12/31/00               12/31/02                          14,000
       12/31/00               12/31/02                           7,600
                                                             ---------
                                                             $ 621,925
                                                             =========

The amount due to shareholders is unsecured and with interest payable at the rate of 12% per annum for the initial six months of the term of the loan and thereafter at the rate of 10% per annum. The amount due to shareholders is convertible into shares of the Company at the current market price at the date of conversion. No interest has been paid on the above notes.

As of December 31, 2000, Charles Wells (shareholder) has advanced $292,951 to the Company for operating expenses by an agreement that Mr. Wells has the option to convert the advances into common stock at the price of $.50 per share, which approximated market value at the date the advance was made based on transactions of sales of common shares for cash at that time. The advance is recorded as a current liability in the accompany balance sheet as of December 31, 2000.

Accrued interest on these loans aggregate $117,006 at December 31, 2000.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

December 31, 2000


NOTE H--INCOME TAXES

Substantially all losses incurred by Delta have been incurred by its subsidiary in Bolivia. At December 31, 2000, Delta has net operating losses available to offset future taxable income in its Bolivian subsidiary. The net operating losses may be carried forward until utilized to fully offset income, per current IRS regulations regarding carryforward limitations. The deferred tax asset resulting from the loss carryforward has been fully offset by a valuation allowance account.

NOTE I--EARNINGS PER SHARE

                                                  For the three months ended
                                                         December 31
                                                    2000             1999
                                                 -----------      -----------
Net loss for the period--basic and diluted       $  (127,067)     $  (792,348)
                                                 ===========      ===========

Number of shares of common stock outstanding       5,839,250        5,664,250

Effect of using weighted average shares of
  common stock outstanding                                --         (593,478)
                                                 -----------      -----------
Basic and diluted weighted average number
  of shares of common stock outstanding            5,839,250        5,070,772
                                                 ===========      ===========

                        Consolidated Financial Statements

                           DELTA INTERNATIONAL MINING
                      & EXPLORATION, INC. AND SUBSIDIARIES
                         (AN EXPLORATION STAGE COMPANY)

                         Six Months Ended March 31, 2001

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS


                                                            March 31     September 30
                                                              2001           2000
                                                           -----------    -----------
                                                           (Unaudited)     (Audited)
ASSETS

CURRENT ASSETS
   Cash                                                    $     1,484    $     4,415
   Advances - shareholders                                          --            952
                                                           -----------    -----------
         TOTAL CURRENT ASSETS                                    1,484          5,367

FIXED ASSETS
   Equipment, at cost                                          294,040        294,040
   Less accumulated depreciation                              (101,063)      (101,063)
                                                           -----------    -----------

         TOTAL FIXED ASSETS                                    192,977        192,977

OTHER ASSETS
   Tax credit - receivable                                       1,390          1,390
   Cash bonds - restricted                                       3,208          3,208
                                                           -----------    -----------
                                                                 4,598          4,598
                                                           -----------    -----------
                                                           $   199,059    $   202,942
                                                           ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Advances payable, shareholder                           $   358,781    $   230,612
   Accrued interest payable                                    141,167         91,291
   Accounts payable - trade                                     13,532         14,848
   Accounts due shareholders                                     9,484          7,380
   Current portion of notes payable-shareholders               250,000             --
                                                           -----------    -----------
         TOTAL CURRENT LIABILITIES                             772,964        344,131

LONG-TERM DEBT
   Notes payable - shareholders                                407,325        586,325

STOCKHOLDERS' DEFICIT
   Common stock, $.001 par value; 20,000,000 shares
     authorized; 5,839,250 shares issued and outstanding         5,839          5,839
   Additional paid-in capital                                2,102,422      2,102,422
   Accumulated deficit during development stage             (3,089,491)    (2,835,775)
                                                           -----------    -----------
                                                              (981,230)      (727,514)
                                                           -----------    -----------
                                                           $   199,059    $   202,942
                                                           ===========    ===========


See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS


                                         For the six months ended
                                                March 31
                                           2001           2000
                                         ---------      ---------
REVENUES                                 $      --      $      --

EXPENSES
   Operating                               203,845        539,508
   Impairment loss                              --        427,124
                                         ---------      ---------
         NET LOSS FROM OPERATIONS         (203,845)      (966,632)

OTHER INCOME (EXPENSE)
   Interest income                               5            157
   Interest expense                        (49,876)       (25,937)
                                         ---------      ---------
                                           (49,871)       (25,780)
                                         ---------      ---------
         NET LOSS                        $(253,716)     $(992,412)
                                         =========      =========

Basic and diluted net loss per share     $    (.04)     $    (.19)
                                         =========      =========


See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

For the six months ended March 31, 2001



                                       Additional
                              Common     Paid-in    Accumulated
                              Stock      Capital      Deficit        Total
                              ------   ----------   -----------    ---------
BALANCE, SEPTEMBER 30, 2000   $5,839   $2,102,422   $(2,835,775)   $(727,514)

   Net loss                       --           --      (253,716)    (253,716)
                              ------   ----------   -----------    ---------

BALANCE, MARCH 31, 2001       $5,839   $2,102,422   $(3,089,491)   $(981,230)
                              ======   ==========   ===========    =========



See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                     For the six months ended
                                                             March 31
                                                        2001           2000
                                                     ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                          $(253,716)     $(992,412)
   Adjustments to reconcile net loss to net cash
     used by operating activities:
       Notes payable issued for payment of
         operational expenses                          128,169         98,612
       Impairment loss on goodwill less
         cash received                                      --        143,700
       Impairment loss on Britt Minerals                    --        288,000
       Stock and notes payable issued for
         professional services                          71,000        306,000
       Changes in assets and liabilities:
         Accounts receivable                                --         24,220
         Accrued interest payable                       49,876         25,937
         Accounts payable - trade                       (1,316)         9,370
                                                     ---------      ---------
   NET CASH USED BY OPERATING ACTIVITIES                (5,987)       (96,573)

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of subsidiary cash                           --           (317)
   Advances from (payments to) shareholders              3,056         49,794
                                                     ---------      ---------
   NET CASH PROVIDED BY INVESTING ACTIVITIES             3,056         49,477

   CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of Common Stock                               --         48,000

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS         (2,931)           904

CASH, BEGINNING OF PERIOD                                4,415         16,762
                                                     ---------      ---------
CASH, END OF PERIOD                                  $   1,484      $  17,666
                                                     =========      =========


See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS--CONTINUED




NONCASH OPERATING AND FINANCING ACTIVITIES:

In November 1999, the Company issued 600,000 shares of stock for the net assets of Britt Minerals. The details on the transaction are as follows:

   Cash                                                           $    1,576
   Accounts receivable - bonds                                         3,000
   Accounts payable                                                 (143,700)
                                                                  ----------

   Net assets acquired from Britt                                   (139,124)
   Goodwill                                                          427,124
                                                                  ----------

   Investment in Britt                                               288,000

   Issuance of common stock                                             (600)
   Additional paid-in capital                                       (287,400)
                                                                  ----------
                                                                  $       --
                                                                  ==========

For the six months ended March 31, 2000, the Company issued 300,000 shares of common stock with a value of $144,000 in connection with professional services received.

For the six months ended March 31, 2000, the Company incurred debt of $162,000 in connection with professional services received.

For the six months ended March 31, 2000, the Company incurred debt of $110,272 in connection with operational expenses incurred.

For the six months ended March 31, 2001, the Company incurred debt of $71,000 in connection with professional services received.

For the six months ended March 31, 2001, the Company incurred debt of $128,169 in connection with operational expenses incurred.

See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2001


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Delta International Mining and Exploration, Inc. and Subsidiaries (an Exploration Stage Company) (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. These statements have been prepared on a full accrual basis.

Interim Financial Reporting: The accompanying consolidated financial statements have been prepared by the Company without audit, with the exception of the September 30, 2000 consolidated balance sheet which was derived from the audited consolidated financial statements included in the Company's Form 10-K. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. These consolidated financial statements, note disclosures and other information should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

In the opinion of management, the unaudited interim consolidated financial statements contained in this report reflect all adjustments, consisting of only normal recurring accruals, which are necessary for a fair presentation. The results of operations for the six months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending September 30, 2001.

Nature of Operations: The Company is incorporated under the laws of Nevada and its principal business activity is mineral property exploration and development. Most of the Company's exploration efforts have been focused in Montana and in certain regions of South America. Approximately $10,600 and $16,000 of operating expenses of the Company have been incurred in foreign countries for the six months ended March 31, 2001 and 2000, respectively.

Basis of Presentation and Consolidation: The consolidated financial statements of the Company includes the accounts of the Company and its wholly-owned subsidiaries and are prepared according to generally accepted accounting principles in the United States. All significant intercompany transactions and balances have been eliminated in consolidation. The subsidiaries include Britt Minerals, Inc. and Global Gold, Inc., S.A.



Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

March 31, 2001


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Organization of Company: Effective April 19, 1999, Delta and Global Gold, Inc. (a Bahamian Corporation) executed their business combination agreement. Delta issued 3,976,250 common shares to the shareholders of Global Gold in consideration for all of the issued and outstanding common shares of Global Gold on the basis of one common share of Delta for each common share of Global Gold. As the former shareholders of Global Gold obtained effective control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition. Under reverse acquisition accounting, Global Gold is considered to have acquired Delta with the results of Delta's operations included in the consolidated financial statements from the date of acquisition. Global Gold is considered the continuing entity and consequently, the amounts prior to April 19, 1999 are those of Global Gold. Global Gold has a wholly-owned Bolivian subsidiary, Global Gold, Inc., S.A. Prior to the date of the business combination Delta had no operations.

All share and per share information in these financial statements reflect:

         a) The consummation of the business combination agreement whereby shares and options issued by Global Gold, Inc. were exchanged for shares of the Company's common stock and options to purchase shares of the Company's common stock, and

         b) A change in the par value of common stock from $.10 per share to $.001 per share.

In November 1999, the Company issued 600,000 shares of common stock pursuant to an agreement in writing dated October 15, 1999, with the shareholders of Britt Minerals, Inc. Pursuant to the agreement, the Company acquired all of the shares of Britt Minerals, Inc. The consideration for the transfer was the issuance of 600,000 shares of common stock of the Company. Further, the vendors shall receive a gross overriding royalty of 1.5% of the value of all diamonds produced from the properties. Britt Minerals, Inc. is the registered holder of 17 diamond exploration properties in Montana covering approximately 11,210 acres. The vendors of the shares of Britt Minerals, Inc. are Peter Ellsworth and Garry J. Carlson.

The Britt acquisition was recorded at the fair value of Company shares issued using recent cash prices of $.48 per share. The excess of the cost over the fair value of assets, or goodwill, was recorded in the amount of approximately $427,000. Because Britt has no determinable future cash flows, it has been determined by management that the goodwill will not be recoverable. Consistent with the Company's long lived asset impairment policy, the goodwill has been written off and expensed in the accompanying statement of operations for the quarter ended March 31, 2000.

The Company also issued 300,000 shares of common stock to Front Range Exploration Corporation pursuant to an agreement that was formalized in writing on October 15, 1999. Pursuant to this agreement, in consideration of Front Range Exploration Corporation locating mineral properties of merit in South America, the Company agreed to issue 300,000 shares and has granted a gross overriding royalty of 2% of the value of all diamonds produced from properties located by Front Range Exploration Corporation.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

March 31, 2001


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Stock Based Compensation: The Company accounts for employee stock-based compensation using the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. As such, compensation is recorded only if the exercise price of the option is below the current market price of the Company's common stock on the date of grant. Compensation expense for employee stock options is fully recognized on the date of grant as the options entirely vest at that time.

Cash and Cash Equivalents: For purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of six months or less to be cash equivalents. There were no amounts paid for interest or income taxes.

Property and Equipment: Property and equipment are carried at cost. No depreciation expense has been recorded. The equipment has been placed in storage awaiting operations to begin.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Net Loss Per Share: Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of Delta's net losses.

Mineral Properties: The Company owns an interest in various mineral properties and is in the process of exploring and developing mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The recoverability of mineral properties is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, future profitable production or proceeds from the disposition of the mineral properties and the Company's ability to meet its obligations.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all the mineral properties to which it has an option to acquire an interest and, to the best of its knowledge, title to all of these properties is in good standing. The properties in which the Company has committed to earn an interest are located in Bolivia, South America and the Company is therefore relying on title opinion by legal counsel who is basing such opinions on the laws of Bolivia.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

March 31, 2001


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Exploration Costs: In order to comply with directives from the Securities and Exchange Commission (SEC) with respect to accounting for exploration expenditures, the Company has expensed all costs associated with the exploration of properties in which the Company holds options to acquire an interest.

Financial Instruments: The fair values of cash and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to determine the fair value of amounts due to shareholders, as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

Long-Lived Assets: The carrying amount of long-lived assets is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined based on the estimated undiscounted cash flows of the asset over the remaining amortization period, the carrying amount of long-lived assets would be written down to current fair value, which is generally determined from estimated discounted future net cash flows or net realizable value.

NOTE B--OPERATING DEFICITS AND ECONOMIC CONDITIONS

Economic conditions have limited the ability of the Company to market its exploration intentions sufficient to recover its operating and administrative costs. As a result, the Company has accumulated losses of $3,089,491 and liabilities exceeding assets. While the Company is seeking additional sources of capital, including equity capital, there can be no assurance that the Company will be successful in accomplishing its objectives or continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C--MINERAL PROPERTIES

The Company has interests in the following properties:

Charles Concession

Delta's subsidiary Global Gold, Inc., S.A., was acquired by staking a 100% interest in the Charles Concessions (the "Illimani Property") located approximately 65 kilometers east of La Paz, Bolivia.

Independencia Concessions

Global Gold, Inc., S.A. was acquired by staking a 100% interest in the Independencia Concessions, which encompass an area of 3,275 hectares or 7,860 acres and are located approximately 100 kilometers directly southeast of La Paz, Bolivia, in the department of Cochabamba.

Robert Property

Global Gold, Inc., S.A. was also acquired by staking a 100% interest in the Robert Property located 80 kilometers south of La Paz, Bolivia. The property is 1,550 hectares.


Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

March 31, 2001


NOTE C--MINERAL PROPERTIES--CONTINUED

Montana Properties

Delta International Mining and Exploration, Inc. and Subsidiaries through its wholly-owned subsidiary, Britt Minerals, Inc. has an interest in 11,210 acres of mineral properties throughout the state of Montana. Properties are located near Missoula, Great Falls, Chester, Grassrange, Zortman and Forsyth.

The Company has expensed all costs of acquiring its interest in the above properties.

NOTE D--STOCK OPTIONS ISSUED

The Company has adopted a stock option plan which provides for the granting of options to certain officers, directors, key employees and non-employees of the Company. Currently, options for 481,000 shares of common stock have been issued. The option price, number of shares and grant date are determined at the discretion of the Company's board of directors. Grantees vest in the options at the date of the grant. Compensation expense has been recognized on any option granted with an exercise price that was below the market price of the Company's stock on the date of the grant. Options vest on the grant date and are exercisable for an unlimited period from the option grant date.

Presented below is a summary of stock option activity for the years shown:

                                                    Wtd. Avg.              Wtd. Avg.
                                         Options    Exercise    Options    Exercise
                                       Outstanding    Price   Exercisable    Price
                                       -----------    -----   -----------    -----
         Balance, September 30, 1999     475,000     $   .10    475,000     $   .10
           Granted                         6,000         .48      6,000         .48
           Exercised                          --          --         --          --
           Cancelled                          --          --         --          --
                                         -------     -------    -------     -------

         Balance, September 30, 2000     481,000     $   .12    481,000     $   .12
           Granted                            --          --         --          --
           Exercised                          --          --         --          --
           Cancelled                          --          --         --          --
                                         -------     -------    -------     -------

         Balance, March 31, 2001         481,000     $   .12    481,000     $   .12
                                         =======     =======    =======     =======

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

March 31, 2001


NOTE D--STOCK OPTIONS ISSUED--CONTINUED

The following table provides additional information for options outstanding and exercisable at March 31, 2001:

                                          Options Outstanding
             -------------------------------------------------------------------------
            Range of                                    Wtd. Avg.          Wtd. Avg.
              Price                  Number          Remaining Life      Exercise Price
              -----                  ------          --------------      --------------
              $ .10                 475,000               N/A                $ .10
              $ .48                   6,000               N/A                $ .48


                                         Options Exercisable
             -------------------------------------------------------------------------
            Range of                                                       Wtd. Avg.
              Price                  Number                              Exercise Price
              -----                  ------                              --------------
              $ .10                 475,000                                  $ .10
                .48                   6,000                                    .48

Pro Forma Fair Value Disclosures

Recognition of compensation expense for the Company's stock options based on their fair value would have occurred in the year of grant under the methodology prescribed by FAS 123, therefore, the Company's loss from continuing operations and earnings per share have not been impacted for the six months ended March 31, 2001.

NOTE E--RESTRICTED CASH

The Company was required by the State of Montana to pledge certain amounts of cash as security to perform certain covenants regarding mining reclamation. Those amounts are not available for use by the Company per these restrictions and may only be released by the State of Montana. These amounts have been reflected on the consolidated balance sheet as restricted assets.

NOTE F--PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classification as follows:

       Dredging equipment, at cost           $  294,040
       Less accumulated depreciation           (101,063)
                                             ----------
                                             $  192,977
                                             ==========

No depreciation charges have been made for this period because the equipment has not been in use. Management has obtained an independent appraisal of the equipment which indicates fair value exceeds the carrying amount of the asset.

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

March 31, 2001


NOTE G--SHAREHOLDER LOAN AND INTEREST PAYABLE

The composition of this account as of six months ended March 31, 2001 is as follows:

      Date Issued                 Due Date                     Loan
      -----------                 --------                  ---------
       02/02/98                   02/02/02                   $ 100,000
       03/15/98                   03/15/02                     100,000
       04/13/98                   04/13/02                      50,000
       12/31/99                   12/31/02                      52,500
       12/31/99                   12/31/02                      28,500
       03/31/00                   12/31/02                      52,500
       03/31/00                   12/31/02                      28,500
       06/30/00                   12/31/02                      52,500
       06/30/00                   12/31/02                      28,500
       09/30/00                   12/31/02                      52,500
       09/30/00                   12/31/02                      28,825
       09/30/00                   12/31/02                      12,000
       12/31/00                   12/31/02                      14,000
       12/31/00                   12/31/02                      14,000
       12/31/00                   12/31/02                       7,600
       03/31/01                   12/31/02                      14,000
       03/31/01                   12/31/02                      14,000
       03/31/01                   12/31/02                       7,400
                                                             ---------
                                                             $ 657,325
                                                             =========

The amount due to shareholders is unsecured and with interest payable at the rate of 12% per annum for the initial six months of the term of the loan and thereafter at the rate of 10% per annum. The amount due to shareholders is convertible into shares of the Company at the current market price at the date of conversion. No interest has been paid on the above notes.

As of March 31, 2001, Charles Wells (shareholder) has advanced $358,781 to the Company for operating expenses by an agreement that Mr. Wells has the option to convert the advances into common stock at the price of $.50 per share, which approximated market value at the date the advance was made based on transactions of sales of common shares for cash at that time. The advance is recorded as a current liability in the accompany balance sheet as of March 31, 2001.

Accrued interest on these loans aggregate $141,167 at March 31, 2001.

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

March 31, 2001


NOTE H--INCOME TAXES

Substantially all losses incurred by Delta have been incurred by its subsidiary in Bolivia. At March 31, 2001, Delta has net operating losses available to offset future taxable income in its Bolivian subsidiary. The net operating losses may be carried forward until utilized to fully offset income, per current IRS regulations regarding carryforward limitations. The deferred tax asset resulting from the loss carryforward has been fully offset by a valuation allowance account.

NOTE I--EARNINGS PER SHARE

                                                   For the six months ended
                                                           March 31
                                                    2001             2000
                                                 -----------      -----------
Net loss for the period--basic and diluted       $  (253,716)     $  (992,412)
                                                 ===========      ===========

Number of shares of common stock outstanding       5,839,250        5,764,250

Effect of using weighted average shares of
  common stock outstanding                                --         (398,361)
                                                 -----------      -----------
Basic and diluted weighted average number
  of shares of common stock outstanding            5,839,250        5,365,889
                                                 ===========      ===========

                        Consolidated Financial Statements

                           DELTA INTERNATIONAL MINING
                      & EXPLORATION, INC. AND SUBSIDIARIES
                         (AN EXPLORATION STAGE COMPANY)

                         Nine Months Ended June 30, 2001

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS


                                                            June 30      September 30
                                                              2001           2000
                                                           -----------    -----------
                                                           (Unaudited)     (Audited)
ASSETS

CURRENT ASSETS
   Cash                                                    $     1,145    $     4,415
   Advances - shareholders                                          --            952
                                                           -----------    -----------
         TOTAL CURRENT ASSETS                                    1,145          5,367

FIXED ASSETS
   Equipment, at cost                                          294,040        294,040
   Less accumulated depreciation                              (101,063)      (101,063)
                                                           -----------    -----------
         TOTAL FIXED ASSETS                                    192,977        192,977

OTHER ASSETS
   Tax credit - receivable                                       1,390          1,390
   Cash bonds - restricted                                       3,242          3,208
                                                           -----------    -----------
                                                                 4,632          4,598
                                                           -----------    -----------
                                                           $   198,754    $   202,942
                                                           ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Advances payable, shareholder                           $   416,808    $   230,612
   Accrued interest payable                                    168,124         91,291
   Accounts payable - trade                                     14,499         14,848
   Accounts due shareholders                                     9,279          7,380
   Current portion of notes payable-shareholders               250,000             --
                                                           -----------    -----------
         TOTAL CURRENT LIABILITIES                             858,710        344,131

LONG-TERM DEBT
   Notes payable - shareholders                                414,725        586,325

STOCKHOLDERS' DEFICIT
   Common stock, $.001 par value; 20,000,000 shares
     authorized; 5,839,250 shares issued and outstanding         5,839          5,839
   Additional paid-in capital                                2,102,422      2,102,422
   Accumulated deficit during development stage             (3,182,942)    (2,835,775)
                                                           -----------    -----------
                                                            (1,074,681)      (727,514)
                                                           -----------    -----------
                                                           $   198,754    $   202,942
                                                           ===========    ===========


See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS


                                         For the nine months ended
                                                  June 30
                                            2001             2000
                                         ---------      -----------
REVENUES                                 $      --      $        --

EXPENSES
   Operating                               270,374          695,143
   Impairment loss                              --          427,124
                                         ---------      -----------
         NET LOSS FROM OPERATIONS         (270,374)      (1,122,267)

OTHER INCOME (EXPENSE)
   Interest income                              40              210
   Interest expense                        (76,833)         (39,288)
                                         ---------      -----------
                                           (76,793)         (39,078)
                                         ---------      -----------
         NET LOSS                        $(347,167)     $(1,161,345)
                                         =========      ===========

Basic and diluted net loss per share     $    (.06)     $      (.21)
                                         =========      ===========



See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

For the nine months ended June 30, 2001



                                       Additional
                              Common    Paid-in     Accumulated
                               Stock    Capital       Deficit         Total
                              ------   ----------   -----------    -----------
BALANCE, SEPTEMBER 30, 2000   $5,839   $2,102,422   $(2,835,775)   $  (727,514)

   Net loss                       --           --      (347,167)      (347,167)
                              ------   ----------   -----------    -----------
BALANCE, JUNE 30, 2001        $5,839   $2,102,422   $(3,182,942)   $(1,074,681)
                              ======   ==========   ===========    ===========





See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                     For the nine months ended
                                                              June 30
                                                        2001             2000
                                                     ---------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                          $(347,167)     $(1,161,345)
   Adjustments to reconcile net loss to net cash
     used by operating activities:
       Notes payable issued for payment of
         operational expenses                          186,196          153,370
       Impairment loss on goodwill less
         cash received                                      --          143,700
       Impairment loss on Britt Minerals                    --          288,000
       Stock and notes payable issued for
         professional services                          78,400          387,000
       Changes in assets and liabilities:
         Accounts receivable                                --           24,220
         Accrued interest payable                       76,833           39,288
         Accounts payable - trade                         (349)           6,870
                                                     ---------      -----------
   NET CASH USED BY OPERATING ACTIVITIES                (6,087)        (118,897)

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in cash bonds                                (33)              --
   Acquisition of subsidiary cash                           --           (3,163)
   Advances from (payments to) shareholders              2,850           48,746
                                                     ---------      -----------
   NET CASH PROVIDED BY INVESTING ACTIVITIES             2,817           45,583

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Common Stock                                 --           62,000

NET DECREASE IN CASH AND EQUIVALENTS                    (3,270)         (11,314)

CASH, BEGINNING OF PERIOD                                4,415           16,762
                                                     ---------      -----------
CASH, END OF PERIOD                                  $   1,145      $     5,448
                                                     =========      ===========


See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS--CONTINUED




NONCASH OPERATING AND FINANCING ACTIVITIES:

In November 1999, the Company issued 600,000 shares of stock for the net assets of Britt Minerals. The details on the transaction are as follows:

   Cash                                                     $    1,576
   Accounts receivable - bonds                                   3,000
   Accounts payable                                           (143,700)
                                                            ----------
   Net assets acquired from Britt                             (139,124)
   Goodwill                                                    427,124
                                                            ----------
   Investment in Britt                                         288,000

   Issuance of common stock                                       (600)
   Additional paid-in capital                                 (287,400)
                                                            ----------
                                                            $       --
                                                            ==========

For the nine months ended June 30, 2000, the Company issued 300,000 shares of common stock with a value of $144,000 in connection with professional services received.

For the nine months ended June 30, 2000, the Company incurred debt of $243,000 in connection with professional services received.

For the nine months ended June 30, 2000, the Company incurred debt of $161,512 in connection with operational expenses incurred.

For the nine months ended June 30, 2001, the Company incurred debt of $78,400 in connection with professional services received.

For the nine months ended June 30, 2001, the Company incurred debt of $186,196 in connection with operational expenses incurred.






See notes to unaudited consolidated financial statements

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2001


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Delta International Mining and Exploration, Inc. and Subsidiaries (an Exploration Stage Company) (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. These statements have been prepared on a full accrual basis.

Interim Financial Reporting: The accompanying consolidated financial statements have been prepared by the Company without audit, with the exception of the September 30, 2000 consolidated balance sheet which was derived from the audited consolidated financial statements included in the Company's Form 10-K. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. These consolidated financial statements, note disclosures and other information should be read in conjunction with the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

In the opinion of management, the unaudited interim consolidated financial statements contained in this report reflect all adjustments, consisting of only normal recurring accruals, which are necessary for a fair presentation. The results of operations for the nine months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending September 30, 2001.

Nature of Operations: The Company is incorporated under the laws of Nevada and its principal business activity is mineral property exploration and development. Most of the Company's exploration efforts have been focused in Montana and in certain regions of South America. Approximately $11,600 and $29,000 of operating expenses of the Company have been incurred in foreign countries for the nine months ended June 30, 2001 and 2000, respectively.

Basis of Presentation and Consolidation: The consolidated financial statements of the Company includes the accounts of the Company and its wholly-owned subsidiaries and are prepared according to generally accepted accounting principles in the United States. All significant intercompany transactions and balances have been eliminated in consolidation. The subsidiaries include Britt Minerals, Inc. and Global Gold, Inc., S.A.




Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

June 30, 2001


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Organization of Company: Effective April 19, 1999, Delta and Global Gold, Inc. (a Bahamian Corporation) executed their business combination agreement. Delta issued 3,976,250 common shares to the shareholders of Global Gold in consideration for all of the issued and outstanding common shares of Global Gold on the basis of one common share of Delta for each common share of Global Gold. As the former shareholders of Global Gold obtained effective control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition. Under reverse acquisition accounting, Global Gold is considered to have acquired Delta with the results of Delta's operations included in the consolidated financial statements from the date of acquisition. Global Gold is considered the continuing entity and consequently, the amounts prior to April 19, 1999 are those of Global Gold. Global Gold has a wholly-owned Bolivian subsidiary, Global Gold, Inc., S.A. Prior to the date of the business combination Delta had no operations.

All share and per share information in these financial statements reflect:

         a) The consummation of the business combination agreement whereby shares and options issued by Global Gold, Inc. were exchanged for shares of the Company's common stock and options to purchase shares of the Company's common stock, and

         b) A change in the par value of common stock from $.10 per share to $.001 per share.

In November 1999, the Company issued 600,000 shares of common stock pursuant to an agreement in writing dated October 15, 1999, with the shareholders of Britt Minerals, Inc. Pursuant to the agreement, the Company acquired all of the shares of Britt Minerals, Inc. The consideration for the transfer was the issuance of 600,000 shares of common stock of the Company. Further, the vendors shall receive a gross overriding royalty of 1.5% of the value of all diamonds produced from the properties. Britt Minerals, Inc. is the registered holder of 17 diamond exploration properties in Montana covering approximately 11,210 acres. The vendors of the shares of Britt Minerals, Inc. are Peter Ellsworth and Garry J. Carlson.

The Britt acquisition was recorded at the fair value of Company shares issued using recent cash prices of $.48 per share. The excess of the cost over the fair value of assets, or goodwill, was recorded in the amount of approximately $427,000. Because Britt has no determinable future cash flows, it has been determined by management that the goodwill will not be recoverable. Consistent with the Company's long lived asset impairment policy, the goodwill has been written off and expensed in the accompanying statement of operations for the quarter ended June 30, 2000.

The Company also issued 300,000 shares of common stock to Front Range Exploration Corporation pursuant to an agreement that was formalized in writing on October 15, 1999. Pursuant to this agreement, in consideration of Front Range Exploration Corporation locating mineral properties of merit in South America, the Company agreed to issue 300,000 shares and has granted a gross overriding royalty of 2% of the value of all diamonds produced from properties located by Front Range Exploration Corporation.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

June 30, 2001


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Stock Based Compensation: The Company accounts for employee stock-based compensation using the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. As such, compensation is recorded only if the exercise price of the option is below the current market price of the Company's common stock on the date of grant. Compensation expense for employee stock options is fully recognized on the date of grant as the options entirely vest at that time.

Cash and Cash Equivalents: For purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. There were no amounts paid for interest or income taxes.

Property and Equipment: Property and equipment are carried at cost. No depreciation expense has been recorded. The equipment has been placed in storage awaiting operations to begin.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Net Loss Per Share: Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of Delta's net losses.

Mineral Properties: The Company owns an interest in various mineral properties and is in the process of exploring and developing mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The recoverability of mineral properties is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, future profitable production or proceeds from the disposition of the mineral properties and the Company's ability to meet its obligations.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all the mineral properties to which it has an option to acquire an interest and, to the best of its knowledge, title to all of these properties is in good standing. The properties in which the Company has committed to earn an interest are located in Bolivia, South America and the Company is therefore relying on title opinion by legal counsel who is basing such opinions on the laws of Bolivia.

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

June 30, 2001


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Exploration Costs: In order to comply with directives from the Securities and Exchange Commission (SEC) with respect to accounting for exploration expenditures, the Company has expensed all costs associated with the exploration of properties in which the Company holds options to acquire an interest.

Financial Instruments: The fair values of cash and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to determine the fair value of amounts due to shareholders, as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

Long-Lived Assets: The carrying amount of long-lived assets is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined based on the estimated undiscounted cash flows of the asset over the remaining amortization period, the carrying amount of long-lived assets would be written down to current fair value, which is generally determined from estimated discounted future net cash flows or net realizable value.

NOTE B--OPERATING DEFICITS AND ECONOMIC CONDITIONS

Economic conditions have limited the ability of the Company to market its exploration intentions sufficient to recover its operating and administrative costs. As a result, the Company has accumulated losses of $3,182,942 and liabilities exceeding assets. While the Company is seeking additional sources of capital, including equity capital, there can be no assurance that the Company will be successful in accomplishing its objectives or continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C--MINERAL PROPERTIES

The Company has interests in the following properties:

Charles Concession

Delta's subsidiary Global Gold, Inc., S.A., was acquired by staking a 100% interest in the Charles Concessions (the "Illimani Property") located approximately 65 kilometers east of La Paz, Bolivia.

Independencia Concessions

Global Gold, Inc., S.A. was acquired by staking a 100% interest in the Independencia Concessions, which encompass an area of 3,275 hectares or 7,860 acres and are located approximately 100 kilometers directly southeast of La Paz, Bolivia, in the department of Cochabamba.

Robert Property

Global Gold, Inc., S.A. was also acquired by staking a 100% interest in the Robert Property located 80 kilometers south of La Paz, Bolivia. The property is 1,550 hectares.



Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

June 30, 2001


NOTE C--MINERAL PROPERTIES--CONTINUED

Montana Properties

Delta International Mining and Exploration, Inc. and Subsidiaries through its wholly-owned subsidiary, Britt Minerals, Inc. has an interest in 11,210 acres of mineral properties throughout the state of Montana. Properties are located near Missoula, Great Falls, Chester, Grassrange, Zortman and Forsyth.

The Company has expensed all costs of acquiring its interest in the above properties.

NOTE D--STOCK OPTIONS ISSUED

The Company has adopted a stock option plan which provides for the granting of options to certain officers, directors, key employees and non-employees of the Company. Currently, options for 481,000 shares of common stock have been issued. The option price, number of shares and grant date are determined at the discretion of the Company's board of directors. Grantees vest in the options at the date of the grant. Compensation expense has been recognized on any option granted with an exercise price that was below the market price of the Company's stock on the date of the grant. Options vest on the grant date and are exercisable for an unlimited period from the option grant date.

Presented below is a summary of stock option activity for the years shown:

                                                    Wtd. Avg.              Wtd. Avg.
                                         Options    Exercise    Options    Exercise
                                       Outstanding    Price   Exercisable    Price
                                       -----------    -----   -----------    -----
         Balance, September 30, 1999     475,000     $   .10    475,000     $   .10
           Granted                         6,000         .48      6,000         .48
           Exercised                          --          --         --          --
           Cancelled                          --          --         --          --
                                         -------     -------    -------     -------

         Balance, September 30, 2000     481,000     $   .12    481,000     $   .12
           Granted                            --          --         --          --
           Exercised                          --          --         --          --
           Cancelled                          --          --         --          --
                                         -------     -------    -------     -------

         Balance, June 30, 2001          481,000     $   .12    481,000     $   .12
                                         =======     =======    =======     =======

Continued

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

June 30, 2001


NOTE D--STOCK OPTIONS ISSUED--CONTINUED

The following table provides additional information for options outstanding and exercisable at June 30, 2001:

                                          Options Outstanding
             -------------------------------------------------------------------------
            Range of                                    Wtd. Avg.          Wtd. Avg.
              Price                  Number          Remaining Life      Exercise Price
              -----                  ------          --------------      --------------
              $ .10                 475,000               N/A                $ .10
              $ .48                   6,000               N/A                $ .48


                                         Options Exercisable
             -------------------------------------------------------------------------
            Range of                                                        Wtd. Avg.
              Price                  Number                              Exercise Price
              -----                  ------                              --------------
              $ .10                 475,000                                  $ .10
                .48                   6,000                                    .48

Pro Forma Fair Value Disclosures

Recognition of compensation expense for the Company's stock options based on their fair value would have occurred in the year of grant under the methodology prescribed by FAS 123, therefore, the Company's loss from continuing operations and earnings per share have not been impacted for the nine months ended June 30, 2001.

NOTE E--RESTRICTED CASH

The Company was required by the State of Montana to pledge certain amounts of cash as security to perform certain covenants regarding mining reclamation. Those amounts are not available for use by the Company per these restrictions and may only be released by the State of Montana. These amounts have been reflected on the consolidated balance sheet as restricted assets.

NOTE F--PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classification as follows:

       Dredging equipment, at cost         $  294,040
       Less accumulated depreciation         (101,063)
                                           ----------
                                           $  192,977
                                           ==========

No depreciation charges have been made for this period because the equipment has not been in use. Management has obtained an independent appraisal of the equipment which indicates fair value exceeds the carrying amount of the asset.

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

June 30, 2001


NOTE G--SHAREHOLDER LOAN AND INTEREST PAYABLE

The composition of this account as of nine months ended June 30, 2001 is as follows:

      Date Issued                Due Date                       Loan
      -----------                --------                    -----------
       02/02/98                  02/02/02                    $   100,000
       03/15/98                  03/15/02                        100,000
       04/13/98                  04/13/02                         50,000
       12/31/99                  12/31/02                         52,500
       12/31/99                  12/31/02                         28,500
       03/31/00                  12/31/02                         52,500
       03/31/00                  12/31/02                         28,500
       06/30/00                  12/31/02                         52,500
       06/30/00                  12/31/02                         28,500
       09/30/00                  12/31/02                         52,500
       09/30/00                  12/31/02                         28,825
       09/30/00                  12/31/02                         12,000
       12/31/00                  12/31/02                         14,000
       12/31/00                  12/31/02                         14,000
       12/31/00                  12/31/02                          7,600
       03/31/01                  12/31/02                         14,000
       03/31/01                  12/31/02                         14,000
       03/31/01                  12/31/02                          7,400
       06/30/01                  12/31/02                          7,400
                                                             -----------
                                                             $   664,725
                                                             ===========

The amount due to shareholders is unsecured and with interest payable at the rate of 12% per annum for the initial six months of the term of the loan and thereafter at the rate of 10% per annum. The amount due to shareholders is convertible into shares of the Company at the current market price at the date of conversion. No interest has been paid on the above notes.

As of June 30, 2001, Charles Wells (shareholder) has advanced $416,808 to the Company for operating expenses by an agreement that Mr. Wells has the option to convert the advances into common stock at the price of $.50 per share, which approximated market value at the date the advance was made based on transactions of sales of common shares for cash at that time. The advance is recorded as a current liability in the accompany balance sheet as of June 30, 2001.

Accrued interest on these loans aggregate $168,124 at June 30, 2001.

DELTA INTERNATIONAL MINING & EXPLORATION, INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--CONTINUED

June 30, 2001


NOTE H--INCOME TAXES

Substantially all losses incurred by Delta have been incurred by its subsidiary in Bolivia. At June 30, 2001, Delta has net operating losses available to offset future taxable income in its Bolivian subsidiary. The net operating losses may be carried forward until utilized to fully offset income, per current IRS regulations regarding carryforward limitations. The deferred tax asset resulting from the loss carryforward has been fully offset by a valuation allowance account.

NOTE I--EARNINGS PER SHARE

                                                  For the nine months ended
                                                           June 30
                                                    2001             2000
                                                 -----------      -----------
Net loss for the period--basic and diluted       $  (347,167)     $(1,161,345)
                                                 ===========      ===========

Number of shares of common stock outstanding       5,839,250        5,793,417
Effect of using weighted average shares of
  common stock outstanding                                --         (295,225)
                                                 -----------      -----------
Basic and diluted weighted average number
  of shares of common stock outstanding            5,839,250        5,498,192
                                                 ===========      ===========